
03055181


Applebee's

DESTINATION: APPLEBEE'S

IN SEARCH *of the* BEST *of* AMERICA

2002

APPLEBEE'S INTERNATIONAL, INC.

ANNUAL REPORT & FORM 10-K

FLORENCE, AL: LATITUDE (N) 34.48° LONGITUDE (W) 87.40° | BATON ROUGE, LA: LATITUDE (N) 30.32° LONGITUDE (W) 91.09° | BISMARCK, ND: LATITUDE (N) 46.46° LONGITUDE (W) 100.45°

FORT SMITH, AR: LATITUDE (N) 35.20° LONGITUDE (W) 94.22° | WICHITA, KS: LATITUDE (N) 37.39° LONGITUDE (W) 97.25° | BOULDER, CO: LATITUDE (N) 40.00° LONGITUDE (W) 105.16° | ORLANDO, FL: LATITUDE (N) 28.33° LONGITUDE (W) 81.23°

DAYTON, OH: LATITUDE (N) 39.54° LONGITUDE (W) 84.13° | SACRAMENTO, CA: LATITUDE (N) 38.31° LONGITUDE (W) 121.30° | TWIN FALLS, ID: LATITUDE (N) 42.29° LONGITUDE (W) 114.29° | MUNCIE, IN: LATITUDE (N) 40.11° LONGITUDE (W) 85.21°

Join us on our BIG Fun TRIP.


Applebee's
Come Along On The Big Fun Trip

LUBBOCK, TX: LATITUDE (N) 33.39° LONGITUDE (W) 101.49° | POUGHKEEPSIE, NY: LATITUDE (N) 41.38° LONGITUDE (W) 73.55° | PORTLAND, ME: LATITUDE (N) 43.39° LONGITUDE (W) 70.19°





FLORENCE, AL: LATITUDE (N) 34.48° LONGITUDE (W) 87.40° | BATON ROUGE, LA: LATITUDE (N) 30.32° LONGITUDE (W) 91.09° | BISMARCK, ND: LATITUDE (N) 46.46° LONGITUDE (W) 100.45°

In January 2003, Applebee's opened its 1,500th Restaurant.

APPLEBEE'S
LaGRANGE

1524 Lafayette Parkway
LaGrange, GA 30241

To commemorate the opening of the 1,500th Applebee's, we're taking a trip ... and every trip needs a destination.

Ours is Destination: Applebee's.

We'll go from coast to coast and border to border, stopping at Applebee's restaurants from "The Last Frontier" of Alaska to "The Crossroads of the World" in New York's Times Square. We'll sample the flavors and features that make each restaurant one of a kind ... and we'll explore the comfortable, neighborhood familiarity that has made Applebee's the world's largest casual dining chain.

Let the journey begin!

LUBBOCK, TX: LATITUDE (N) 33.39° LONGITUDE (W) 101.49° | POUGHKEEPSIE, NY: LATITUDE (N) 41.38° LONGITUDE (W) 73.55° | PORTLAND, ME: LATITUDE (N) 43.39° LONGITUDE (W) 70.19°

SELECTED FINANCIAL DATA

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

	FISCAL YEAR ENDED				
	Dec. 29, 2002	Dec. 30, 2001	Dec. 31, 2000	Dec. 26, 1999	Dec. 27, 1998
Statement of Earnings Data:					
Company restaurant sales	$724,616	$651,119	$605,414	$596,754	$580,840
Franchise income	102,180	93,225	84,738	72,830	66,722
Total operating revenues	$826,796	$744,344	$690,152	$669,584	$647,562
Operating earnings	$129,708	$112,427	$107,207	$ 94,910	$ 88,562
Net earnings	$ 83,027	$ 64,401	$ 63,161	$ 54,198	$ 50,015
Basic net earnings per share	$ 1.49	$ 1.16	$ 1.07	$ 0.85	$ 0.73
Diluted net earnings per share	$ 1.46	$ 1.13	$ 1.07	$ 0.84	$ 0.73
Dividends per share	$ 0.06	$ 0.05	$ 0.05	$ 0.04	$ 0.04
Basic weighted average shares outstanding	55,605	55,512	58,841	63,908	68,111
Diluted weighted average shares outstanding	56,922	56,877	59,170	64,353	68,366
Balance Sheet Data (at end of fiscal year):					
Total assets	$566,114	$500,411	$471,707	$442,216	$ 510,904
Long-term debt, including current portion	$ 52,563	$ 74,568	$ 91,355	$108,100	$147,188
Stockholders' equity	$392,581	$325,183	$281,718	$253,873	$296,053

The table above sets forth for the periods and the dates indicated our selected financial data. The fiscal year ended December 31, 2000 contained 53 weeks and all other periods presented contained 52 weeks. The preceding should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented in our Form 10-K. All per share and weighted average share information has been restated to reflect a three-for-two stock split in 2002.

TOTAL OPERATING REVENUES
(in millions)



$900
$800
$700
$600
$500
98
99
00
01
02

NET EARNINGS
(in millions)



$90
$80
$70
$60
$50
$40
98
99
00
01
02

DILUTED NET EARNINGS PER SHARE



$1.60
$1.20
$0.80
$0.40
$0
98
99
00
01
02

TOLEDO, OH: LATITUDE (N) 41.36° LONGITUDE (W) 83° 48° | HARRISBURG, PA: LATITUDE (N) 40.12° LONGITUDE (W) 76.46° | POCATELLO, ID: LATITUDE (N) 42.55° LONGITUDE (W) 112.36°

LOUISVILLE, KY: LATITUDE (N) 38.11° ...UDE (W) 85.44° | NATCHEZ, MS: LATITUDE (N) 31.33° LONGITUDE (W) 91.23° | MACON, GA: LATITUDE (N) 32.42° LONGITUDE (W) 83.38° | PORTSMOUTH, NH: LATITUDE (N) 43.04° LONGITUDE (W) 70.49°

ROCKFORD, IL: LATITUDE (N) 42.21° LONGITUDE (W) 89.03° | ROLLA, MO: LATITUDE (N) 37.59° LONGITUDE (W) 91.43° | WENATCHEE, WA: LATITUDE (N) 47.25° LONGITUDE (W) 120.19° | TRENT

To Our Shareholders

LLOYD L. HILL

CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER AND PRESIDENT

Applebee's has become one of America's favorite destinations, in big cities and small towns alike. In this report, we take a journey across our great nation, seeking the best of America's ideals and values. We call it the BIG Fun TRIP – an acronym for Applebee's own guiding principles and values – Balance, Innovation, Guest-driven, FUN, Teamwork, Results, Integrity and Passion for service.

As a company, we value results – and we put equal value on our integrity in achieving those results. While confidence in America's public companies has been shaken lately, we at Applebee's remain committed to protecting the interests of all of our stakeholders and enhancing the value of our shareholders' investment in our company.



Lloyd L. Hill

Net earnings for 2002 reached a record $83.0 million, or $1.49 and $1.46 per share on a basic and diluted basis, respectively. This represents an increase in earnings per share of 21 percent, excluding refinancing costs of 7 cents per share in 2001. Our five-year compounded earnings per share annual growth rate exceeds 18 percent. Return on equity was over 23 percent for the year, one of

Key Financial Measures

Fiscal year 2002 was a terrific year for Applebee's International. We continued to expand our market share with system-wide sales for the Applebee's concept, including both company and franchise restaurant sales, growing 11 percent to a record $3.24 billion. Total sales for company restaurants increased 11 percent to $724.6 million; total operating revenues, including company restaurant sales and franchise income, rose 11 percent to $826.8 million.

2002 MILESTONE

FOR EACH *of the* PAST

10

YEARS

APPLEBEE'S *has* OPENED MORE THAN

100

NEW RESTAURANTS



APPLEBEE'S

ANCHORAGE

7611 DEBARR ROAD
ANCHORAGE, AK 99504

Known as "The Last Frontier," Alaska really lives up to its name for our two Applebee's restaurants in Anchorage. It's not uncommon for the staff to deal with the occasional moose in the parking lot or to spot a bald eagle in the nearby trees.


Applebee's

CHEYENNE, WY: L... ...UDE (N) 41.9° LONGITUDE (W) 104.49° | TUCSON, AZ: LATITUDE (N) 32.7° LONGITU...






NEVADA
PARKING ONLY

APPLEBEE'S
GILROY

8200 Arroyo Circle
Gilroy, CA 95020

Garlic-Crusted Shrimp Caesar Salad

Gilroy claims fame as "The Garlic Capital of the World" ... so you know our Applebee's here is proud to feature garlic-inspired dishes like our tasty Garlic-Crusted Shrimp Caesar Salad.

APPLEBEE'S
LAKE OSWEGO

6325 SW Meadows Road
Lake Oswego, OR 97035

It's Christmas twice a year at this restaurant and others in Oregon and southwest Washington. Associates put up Christmas trees in July and December, adorned with the names of ill children in need. Guests pick a child's name and give gifts and supplies.

APPLEBEE'S
LAS VEGAS

8730 W. Charleston Blvd.
Las Vegas, NV 89117

Las Vegas, the town that never sleeps, is the ultimate city on the go ... and the perfect place to spotlight Applebee's new show-stopping, curbside To Go initiative featured at all the Vegas restaurants.

the highest in the industry. Looking ahead three to five years, we're targeting earnings per share growth of 14 percent to 17 percent and return on equity of at least 20 percent.

System-wide comparable sales, which compare restaurants open for at least 18 months, climbed 3.2 percent for 2002 – reflecting 18 consecutive quarters of growth. This performance substantially exceeded the casual dining industry average of 1.8 percent as measured by Knapp-Track, despite significant declines in consumer confidence and a weaker economy. Comparable sales for company and franchise restaurants increased 1.8 percent and 3.6 percent, respectively.

Applebee's financial position remains exceptionally strong. Our balance sheet provides us with great flexibility with a debt to capitalization ratio of less than 12 percent at year-end. Cash flow from operations was $135 million in 2002. This cash flow was used to fund capital expenditures of $65 million as we invested in new restaurants, the remodeling of our existing restaurants and in technology, as well as the $34 million acquisition of 21 franchise restaurants in the Washington, D.C. area.

Our cash flow and strong financial position enabled us to continue to repurchase our stock to enhance shareholder returns. During the year, we repurchased 1,210,000 shares at an aggregate cost of

2002 MILESTONE

IN **2002** APPLEBEE'S POSTED TOTAL SYSTEM SALES *in* EXCESS *of*

$3.24 BILLION


ALIEN
XING
RESTRICTED
AREA
51
KEEP
OUT




NOW THERE ARE
1000
GOOD REASONS
TO COME TO
APPLEBEE'S
Applebee's
Neighborhood Grill & Bar

APPLEBEE'S

ROSWELL

2212 North Main
Roswell, NM 88201

Roswell is the site of the widely believed or widely disputed UFO landing in 1947 ... and our Applebee's here is appropriately decorated to welcome visitors if the mother ship returns.



APPLEBEE'S

AURORA

6482 S. Parker Road
Aurora, CO 80016

In June 1998, the 1,000th restaurant in the Applebee's system opened in Aurora. To reinforce its community connection, the restaurant hosted a party prior to the grand opening just for youngsters from the local Make-A-Wish Foundation. As part of the opening celebration, the restaurant donated 1,000 teddy bears to local law enforcement for use with children involved in auto accidents, domestic disputes and other emergency situations.

LAS VEGAS, NV: LATIT… …GITUDE (W) 115.10° | ROSWELL, NM: LATITUDE (N) 33.18° LONGITUDE (W) 104.32° | AURORA, CO: LATITUDE (N) 39.43° LONGITUDE (W) 104.49°

$26.1 million, with $69.5 million remaining available at year-end under our existing authorization. Over the last five years, we've repurchased a total of 21 million shares at a cost of $266.6 million.

Despite a decline in the Dow of 17 percent and NASDAQ of 32 percent in 2002, Applebee's stock price increased by 2 percent for the year after hitting a record high in May.

In May, we declared a three-for-two stock split for the second year in a row. We also declared an annual dividend of 6 cents per share in December, representing the company's 13th consecutive annual dividend and a 12.5 percent increase over last year's dividend, adjusted for the stock split.

Strong Leadership

As we begin 2003, our entire organization, led by our senior executive team, is focused on the continued achievement of our stated goals. This team is comprised of Steve Lumpkin, chief financial officer; Dave Goebel, who was promoted to executive vice president of operations in December 2002; John Cywinski, chief marketing officer; and Lou Kaucic, chief people officer.

During the year, we continued to strengthen the management team with the addition of Phil Crimmins as vice president of our new operations excellence group and Randy Davis as vice president of brand development and innovation. Bev Elving also was promoted from within to vice president of accounting.

2002 MILESTONE

WE *are* NOW *in* OVER

1,500

NEIGHBORHOODS

ACROSS THE GLOBE

BOISE, ID: LATITUDE (N) 43.34° LONGITUDE (W) 116.13° | PHOENIX, AZ: LATITUDE (N) 33.26° LONGITUDE (W) 112.01° | CEDAR CITY, UT: LATITUDE (N) 37.42° LONGITUDE (W) 113.06°

LARAMIE, WY: LATITUDE (N) 41.19° LONGITUDE (W) 105.41° | SIOUX FALLS, SD: LATITUDE (N) 43.34° LONGITUDE (W) 96.44° | BILLINGS, MT: LATITUDE (N) 45.48° LONGITUDE (W) 108.32°

We have in place today a strong and seasoned team focused on executing our strategies for continued growth of the company and shareholder value.

Favorable Industry Dynamics

Results of various surveys and studies point to continued growth for the U.S. restaurant industry, favoring the casual dining segment in particular.

The percentage of food eaten away from home continues to increase, rising from 25 percent in 1955 to 47 percent currently – and the National Restaurant Association forecasts a jump to 53 percent by 2010.

Convenience ranks as the most important factor in making food decisions for 50 percent of consumers, up from 35 percent just a decade ago. Simply put, cooking is not convenient and has evolved from an essential life skill to a recreational activity. Over the last decade alone, the average time adults spent preparing meals dropped by 10 percent, and for working women the decline was 17 percent, according to NPD's National Eating Trends survey. Today, Americans consider dining out the leading way to relax and unwind.

Adding to this trend, the cost of dining out has never been more affordable. The premium over supermarket prices that restaurants charge for meals has declined to just 26 percent today from 93 percent in 1990, according to the USDA's Economic Research

> APPLEBEE'S TIED *for the*
> **highest**
> **OVERALL SCORE**
> *of* ALL BAR & GRILL CONCEPTS *in* THE *RESTAURANTS & INSTITUTIONS* CHOICE IN CHAINS SURVEY PUBLISHED *in* MARCH 2003.

PRESCOTT, AZ: LATITUDE (N) 34.39° LONGITUDE (W) 112.26° | COPPERAS COVE, TX: LATITUDE (N) 31.07° LONGITUDE (W) 9.74° | FARGO, ND: (N) 46.54° LONGITUDE (W) 96.48°

APPLEBEE'S
COPPERAS COVE

2525 E. Highway 190
Copperas Cove, TX 76522

The Applebee's in Copperas Cove prides itself on the service it provides to those who serve our country every day. It's a welcome and tasty alternative to the mess hall for the more than 40,000 soldiers stationed nearby at the U.S. Army's 340-square-mile Ft. Hood.






Neighborhood

APPLEBEE'S
FARGO

4900 13th Ave. S.W.
Fargo, ND 58103

Applebee's here and in several other locations help Santa provide some pretty cool wheels at Christmas time. Associates hold an annual "Bikes 'n Trikes for Tykes" event to gather, repair and distribute bicycles for needy children in the community.

APPLEBEE'S
BEMIDJI

1909 Paul Bunyan Dr., N.W.
Bemidji, MN 56601

Bemidji is the home of legendary folk hero Paul Bunyan and his giant blue ox, Babe. Legend also has it that Paul's favorite meal is the Applebee's 20 oz Porterhouse steak … a big steak for a big appetite.



TULSA, OK: LATITUDE (N) 36.12° LONGITUDE (W) 95.54° | KEARNEY, NE: LATITUDE (N) 40.44° LONGITUDE (W) 99.01° | DULUTH, MN: LATITUDE (N) 46.50° LONGITUDE (W) 92.11°

Service. And when time is factored in, the theoretical break-even time to shop for, prepare and clean up after a meal at home compared to buying the meal at a restaurant is 26 minutes for an average family of four.

The Baby Boomer population is expected to expand the market for casual dining just as it did with the fast food segment in the 1970s and '80s. Over the decade ahead, Boomers will fuel the greatest growth in the 45 to 60 age group – the demographic with the greatest propensity to dine out. Furthermore, the 50 to 64 age group represents the most frequent casual diners, averaging 30 percent to 50 percent greater use than the general population – and the Boomer population bulge, numbering 76 million, will move squarely into that age group over the next decade, according to the U.S. Census Bureau and CREST Data.

According to a recent National Restaurant Association survey, Boomers want better menu selection; high-quality food; fast, highly personalized service; convenience to work, home and shopping; and a family-friendly atmosphere. Applebee's is uniquely positioned and prepared to meet these needs.

SYSTEM-WIDE AVERAGE ANNUAL UNIT VOLUMES
(in thousands)


$2,269
$2,201
$2,151
$2,112
$2,050
98
99
00
01
02



...DE (W) 94.56° | STURGEON BAY, WI: LATITUDE (N) 44.50° LONGITUDE (W) 87.22° | OLATHE, KS: LATITUDE (N) 38.52° LONGITUDE (W) 94.49°

APPLEBEE'S
STURGEON BAY

129 N. Madison Ave.
Sturgeon Bay, WI 54235

"Unique" best describes the Applebee's in Sturgeon Bay. It's a double-decker restaurant located on the waterfront in a resort community and recently served a hungry guest who arrived via a pontoon plane that landed in the bay.





APPLEBEE'S
OLATHE

16010 W. 135th Street
Olathe, KS 66062

Heidi Tomassi, a server at our restaurant in Olathe, found an envelope stuffed with $3,300 left by a customer. She turned the money into her manager and the customer returned to claim the money. A newspaper article uncovered just how impressive her honesty was, since Heidi and her husband faced $15,000 in unpaid medical bills following two open-heart surgeries on their four-month-old son. Heidi soon appeared in the national and international media, and gifts and donations began pouring in ... from caring Applebee's associates, from customers and from total strangers. In recognition of her selfless example, we established the "Heidi Fund" in her honor to assist other associates in special financial need.


Ice-Cold
Brewtus
SAINT LOUIS




Applebee's


Applebee's
Park

APPLEBEE'S

ST. LOUIS

11950 Olive Blvd.
Creve Coeur, MO 63141

Nothing tastes better with a burger than a Brewtus filled with your favorite beer. Applebee's serves them ice-cold across America, including in St. Louis, home to Anheuser-Busch.

APPLEBEE'S

CHICAGO

18 S. Roselle Road
Schaumburg, IL 60193

The Chicago area is known for its variety of foods, making it a great fit for Applebee's. Our restaurants, like this one in Schaumburg, offer a wide choice of tastes from our low-fat Grilled Tilapia with Mango Salsa to fajitas to pasta to Oriental Chicken Salad to Buffalo Chicken Wings to … well, you get the idea.


Boneless
Buffalo Wings

APPLEBEE'S

LEXINGTON

2573 Richmond Road
Lexington, KY 40509

Lexington is known as horse-racing country, but it's also home to Applebee's Park. This state-of-the-art stadium is home to Lexington's minor league baseball team, the Lexington Legends, and is the premier outdoor concert venue in central Kentucky.



AMES, IA: LATITUDE (N) 42.02° LONGITUDE (W) 93.48° | ST. LOUIS, MO: LATITUDE (N) 38.45° LONGITUDE (W) 90.23° | SCHAUMBURG, IL: (N) 41.47° LONGITUDE (W) 87.45°

Strategies for Sales Growth and Operational Excellence

A year ago, we conducted a thorough assessment of the Applebee's concept. We reviewed our strengths and weaknesses, our opportunities and threats. We determined where we were, where our competitors were and how we could build on our leadership in casual dining.

The results of our internal review provide a road map to reach our goals of building traffic and driving sales through existing units – and define our evolution from a company focused on development and growth to being equally focused on operational excellence. Six key areas of focus are to improve our food and menu, be the price/value leader, own convenience, leverage our scale, maintain our unit advantage and reduce variability in our system.


Reduce Variability
Improve Food Menu
Price/Value Leader
Own Convenience
Leverage Scale
Maintain Unit Advantage

SALES GROWTH AND OPERATIONAL EXCELLENCE

Improve Food and Menu

Our ongoing menu strategy is focused on delivering basics which are as good as the best in our category, like burgers and fajitas, as well as introducing best-in-class signature items that grab our guests' attention. We're continuing to evolve our core menu by upgrading quality and increasing portion size.

Our fall menu rolled out in late October, and as a result, nearly 50 percent of our menu is now new or significantly improved over the last 18 months. Our pipeline of new food items is very strong, and we look

FAYETTEVILLE, AR: LATITUDE (N) 36.00° LONGITUDE (W) 94.10° | SPRINGFIELD, MO: LATITUDE (N) 37.14° LONGITUDE (W) 93.23° | MADISON, WI: LATITUDE (N) 43.08° LONGITUDE (W) 89.20°


Applebee's

APPLEBEE'S

FORT WAYNE

4510 North Clinton Street
Fort Wayne, IN 46825

Associates at our Fort Wayne restaurant helped build a new children's playground, providing both labor and food for volunteers to create a great place for kids in the neighborhood.



Chicken Fingers


NASHVILLE

APPLEBEE'S

NASHVILLE

2400 Music Valley Drive
Nashville, TN 37214

Nashville, billed as Music City USA, is the undisputed cradle of country music and home to the Grand Ole Opry. This capital city of The Volunteer State is the site of the 100th restaurant in the Applebee's system, and is home today to eight neighborhood locations like the one shown above.

LEXINGTON, K... UDE (N) 38.02° L... RT WAYNE, IN: LATITUDE (N) 41.00° LONGITUDE (W) 85.12° | NASHVILLE, TN: LATITUDE (N) 36.07° LONGITUDE (W) 86.41°

forward to two exciting menu rollouts later this year in April and October as we continue to execute against our menu strategy. At the end of 2003, we will have completed more than 24 months of foundational work, but our efforts won't stop there. Our future will focus on continuous innovation and delivering new menu items to our guests, in addition to our familiar favorites.

Our guests have responded very favorably to new items such as our Low-Fat Roma Chicken Rollup, Boneless Buffalo Wings and our new Crispy Orange Chicken Skillet, which will be a permanent menu addition in April.

Kurt Hankins, vice president of menu development and innovation, and his team have done a terrific job in retooling our menu. Among the accolades, *Nation's Restaurant News* recently awarded Applebee's the MenuMasters Award in the category of "Best Healthy Choice Menu Selection" for our Low-Fat Chicken Quesadilla, and named Kurt as one of the top 50 culinarians in the industry.


Eatin' Good in the Neighborhood
Applebee's

To leverage these improvements in our core menu, we're shifting our food promotions from the use of limited-time offers to broader, brand-building promotions and themed food events.

Price/Value Leadership

Today's casual dining consumer continues to seek value. We firmly believe that we have the opportunity to own price/value in an undisputed way. We already receive category-leading credit from our guests on the price side of the price/value equation. However, our mission is not only to be perceived as the low-price leader, but to deliver greater value for that price ... and we're well on our way.

By leveraging our investments in our supply chain initiative, we've been able to drive costs down

PADUCAH, KY: LATITUDE (N) 37.04° LONGITUDE (W) 88.46° | BLOOMINGTON, IL: LATITUDE (N) 40.29° LONGITUDE (W) 88.57° | SOUTH BEND, IN: LATITUDE (N) 41.42° LONGITUDE (W) 86.19°

while improving the quality of the food we serve and offering more abundant portions.

Own Convenience

Our market dominance clearly addresses the consumers' demand for convenience. The sheer size of the Applebee's system means we're convenient to work, home and shopping for millions of Americans – many of whom equate convenience with carry-out.

Without any effort, our carry-out business accounted for 4 percent of sales in previous years. Now, carry-out or "To Go" represents the fastest-growing part of our business. When it comes to casual dining carry-out, research pinpoints four main drivers of guest satisfaction – food, the pick-up process, packaging and the ordering process.

In phase one of our To Go rollout, which was completed last summer in all of our restaurants, we focused on guest pick-up through the front door. We backed the introduction with standardized packaging, interior and exterior signage, local store marketing and a very focused training program to make sure that we deliver consistency with customer-friendly queues in place. Our To Go tagline – "It's not fast food, it's Applebee's food, fast" – speaks to speed, quality and convenience, which are critical in this arena.



FOOD	40%
PICK-UP PROCESS	27%
PACKAGING	15%
ORDERING PROCESS	13%
MENU	5%

"TO GO" SATISFACTION FACTORS

While food is the biggest driver of To Go satisfaction, other factors contribute meaningfully to the guest experience.

APPLEBEE'S
GRAND RAPIDS

3250 Grand Ridge Drive, NE
Grand Rapids, MI 49525

In Grand Rapids, the local Applebee's hosts an annual "Tip a Griffin" day with players from the local hockey team serving as bartenders to raise money to benefit Habitat for Humanity.




ahl


SECOND
February 10 6-
Habitat for Humanity of Kent County, Inc.
Applebee's



APPLEBEE'S
SOLON

6140 Som Center Road
Solon, OH 44139

Twenty minutes from the Rock and Roll Hall of Fame in Cleveland is the location of one of the icons of the Applebee's chain, the 500th restaurant, opened in Solon in 1994.

APPLEBEE'S
NEW ORLEANS

4005 General DeGaulle
New Orleans, LA 70114

Think of New Orleans, the Big Easy, Mardi Gras, parades and other Creole delights. And when our guests are ready to jazz up their dinners, they can order one of our long-time favorites, our Bourbon Street Steak.


Rue Bourbon
Bourbon



Applebee's 10 oz. Bourbon Street Steak

HATTIESBURG, MS: LATITUDE (N) 31.16° LONGITUDE (W) 89.15° | AUBURN, AL: LATITUDE (N) 32.36° LONGITUDE (W) 85.30° | AUGUSTA, GA: LATITUDE (N) 33.22° LONGITUDE (W) 81.58°

As part of our To Go initiative, we created state-of-the-art packaging to overcome the drawbacks of typical Styrofoam carry-out containers. Our packaging features hard-plastic, divided plates that keep items separated and tight-fitting, see-through vented lids that retain heat, prevent leakage and make it easy to check the order in our restaurants and to distribute food at home or the office.


To Go

Our To Go icon, featured on our menu, our packaging and our advertising, captures our guests' need for speed.

We've started rolling out phase two of our To Go program – our curbside approach – which entails curbside at the front door or a side entrance, depending on the physical layout and location of a particular restaurant. At year-end, we had 175 restaurants testing a variety of curbside alternatives. We're reviewing the best practices in these restaurants for implementation throughout the system in 2003 and into 2004.

We're pleased with the early results of our To Go initiative, which are exceeding our expectations. In the fourth quarter, our To Go mix reached nearly 6 percent in company restaurants versus just over 4 percent a year ago, and contributed meaningfully to our sales growth in the latter half of the year.

Another aspect of our convenience strategy is our new gift card program, rolled out system-wide in August 2002. With advertising support, comparable sales of gift cards in company restaurants were up approximately 9 percent during the holiday season. An Applebee's gift card, available for purchase online

NEW ORLEANS, LA: LA[illegible].15° | GUNTERSVILLE, AL: LATITUDE (N) 34.21° LONGITUDE (W) 08.61° | LAGRANGE, GA: LATITUDE (N) 33.01° LONGITUDE (W) 85.04°


LEGO
ORIENT
EXPEDITION
Applebee's

APPLEBEE'S

GUNTERSVILLE

11950 Hwy. 431 South
Guntersville, AL 35976

The staff at our Guntersville restaurant pitch in with a fund-raising event each year to support the Big Oak Ranch Christian home for abused and neglected children.




Applebee's
FIRE TRUCK
FIRE
CHIEF

APPLEBEE'S

LaGRANGE

[illegible]
[illegible]

In January 2003, the honorary 1,500th restaurant in the Applebee's system opened in LaGrange, Georgia – owned and operated by Bill Palmer, founder of the Applebee's concept and current franchisee of 28 restaurants. To celebrate this milestone event, the company served free lunches to 15,000 local fire and police officers at participating restaurants across the country. Chairman and CEO Lloyd Hill said at the time, "Being a good neighbor is very important to us at Applebee's. These uniformed men and women are the best of neighbors to all of us, and we are honored to have them as our guests today."

Bahama Mama





APPLEBEE'S
MERRITT ISLAND

100 Sykes Creek Pkwy. N.
Merritt Island, FL 32953

The Merritt Island Applebee's, on Florida's sunny east coast, goes all out to emphasize the tropical climate ... featuring a one-of-a-kind Tiki bar with tropical drinks and live entertainment.

APPLEBEE'S
BEAUFORT

2338 Boundary Street
Beaufort, SC 29902

Situated near the Marine Corps' Parris Island recruit training facility and its legendary boot camp, our Applebee's in Beaufort hosts several graduation parties each week.



Sizzling Apple Pie

APPLEBEE'S
MOORESVILLE

137 Norman Station Blvd.
Mooresville, NC 28117

Our Applebee's in Mooresville is on the fast track. Known as Race City USA, this town is in the heart of car racing country, home to over 60 racing teams who don't get fast food at our restaurant, they get Applebee's food fast.

MIAMI, FL: LATITUDE (N) 25.47° LONGITUDE (W) 80.17° | MERRITT ISL… …TUDE (W) 80.40° | BEAUFORT, SC: (N) 32.25° LONGITUDE (W) 80.40°

or in our restaurants, makes a great gift for any occasion.

Leverage Our Scale

As the largest concept in casual dining, we can take greater advantage of our size, purchasing strength and advertising muscle. For 2002, our national advertising spending exceeded $70 million with the continuation of our popular "Eatin' Good in the Neighborhood" campaign. Including required local spending by franchisees, our total media spending topped $120 million.

As a result of our increased national advertising, Applebee's brand awareness continues to grow. In the latest *Advertising Age* annual ranking of the top 200 megabrands in terms of spending, we jumped 26 positions to No. 137 – the highest of any casual dining concept. This competitive advantage will continue to accelerate with our unit growth.


Applebee's
Eatin' Good in the Neighborhood

Applebee's holiday gift card

Beginning in January 2003, we entered into a multi-year agreement with Pepsi-Cola North America to feature a full range of Pepsi carbonated and non-carbonated beverages in our restaurants. This new supplier relationship also offers exciting opportunities including development of joint promotional and marketing campaigns, and leveraging of selected Pepsi sports and entertainment properties.

Maintain Our Unit Advantage

Applebee's market dominance as the world's largest casual dining concept continues to grow. According to the *Nation's Restaurant News* June 2002 "Top 100" report, we led the Dinnerhouse category in U.S. system-wide sales, market share and number of units and moved up one position to ninth in sales among all U.S. restaurant chains of all types. Last year marked

JACKSONVILLE, FL: LATITUDE (N) 30.30° LONGITUDE (W) 81.42° | CHARLESTON, SC: LATITUDE (N) 32.54° LONGITUDE (W) 79.58° | HUNTINGTON, WV: (N) 38.25° LONGITUDE (W) 82.30°


2002 - 2003

APPLEBEE'S

KENNETT SQUARE

815 E. Baltimore Pike, Bldg. 3
Kennett Square, PA 19348

On their way to the Pennsylvania state basketball championship, the Kennett Square team often returned late from away games ... but their neighborhood Applebee's always stayed open to serve them. After winning the game, they honored General Manager Jerry Karlis for being a part of the team.



Appetizer Sampler




NEW YORK
NIAGARA FALLS

APPLEBEE'S

NIAGARA FALLS

1600 Military Road
Niagara Falls, NY 14304

Niagara Falls' claim to the title, "Honeymoon Capital of the World," reaches back to the early 1800s when Napoleon's brother honeymooned there ... and the romantic mystique continues to this day. Collectively called Niagara Falls, this natural wonder is actually three separate falls that straddle the international border between the province of Ontario and state of New York. Each year, about 12 million tourists witness the awesome beauty of the falls and the roar of 750,000 gallons of water per second cascading down ... and many of them stop at the local Applebee's.

M... LATITUDE ...3° LONGITUDE (W) 80.56° | KENNETT SQUARE, PA: LATITUDE (N) 39.50° LONGITUDE (W) 75.42° | NIAGARA FALLS, NY: LATITUDE (N) 43.06° LONGITUDE (W) 79.57°

an unprecedented 10th consecutive year of opening more than 100 units, 26 company and 81 franchise, boosting our year-end total to 1,496 restaurants in 49 states and eight international countries – more restaurants than our two nearest competitors combined. In January 2003, we celebrated a major milestone with the opening of our 1,500th unit in LaGrange, Georgia.

Based on our intensive assessment of the Applebee's brand and our continued success in penetrating markets of various sizes, we now believe the domestic potential of the Applebee's system to be at least 2,300 units. Already the dominant force in small- and medium-sized markets, we're achieving continued success with our small-town Applebee's restaurants and now have more than 100 units in markets with populations between 10,000 and 25,000. Plenty of potential exists in large markets, as well, as shown by the 42nd Street restaurant in New York's Times Square with 2002 sales of $9.5 million, up over 20 percent from 2001.

We continue to expand our international presence with steady growth in our target regions of Canada, Latin America and the Mediterranean/Middle East, ending the year with a total of 45 international units in eight countries.

The foundation of the Applebee's system and the engine of future growth is our franchise business model. At year-end, 1,139 restaurants were operated by franchisees, representing 76 percent of the total system. Our 51 domestic franchisees operate strong businesses – half rank among the top 200 largest U.S. restaurant franchise companies based on revenue, according to *Franchise Times*.

The company currently owns 12 markets, representing 24 percent of the system at year-end. As part of our strategy, we continue to use our strong balance sheet and substantial cash flow to acquire franchise operations. During the fourth quarter of 2002, we acquired 21 restaurants in the Washington, D.C. area from a franchisee for $34.3 million. These restaurants – located in Maryland, Virginia, Delaware, Pennsylvania

RICHMOND VA: LATITUDE (N) 37.30° LONGITUDE (W) 77.20° | BALTIMORE, MD: LATITUDE (N) 39.20° LONGITUDE (W) 76.25° | WARWICK, RI: LATITUDE (N) 41.44° LONGITUDE (W) 71.26°

and West Virginia – are contiguous to the Virginia market we purchased in 1998 and should provide complementary depth to our company operations.

Subsequent to year-end, we announced an agreement to purchase 11 Applebee's restaurants in Illinois, Indiana, Kentucky and Missouri from another franchisee for $23.2 million. These units are contiguous to the St. Louis market we acquired in 1997 and will provide geographic and operational synergies to our base of company restaurants. We expect the transaction to close by the end of the first quarter of 2003.

Going forward, we will use our substantial cash flow to fund our investment in future growth – both through brand extension and a second concept. We plan to leverage the Applebee's brand and its broad awareness, creating a guest experience that exploits a new market segment, customer occasion or convenience-driven need. In our pursuit of a second concept, we will be opportunistic and highly selective to ensure it has the capacity to become a brand with national scope.

Reduce Variability in Our System

We've formed a department specifically dedicated to operational excellence and improvement, which is focused on improving the consistency of operations. This far-reaching effort includes reinforcing standards and practices, training, operating procedures, measurement tools and execution. By raising the level of performance across all restaurants, we can improve sales and profits, and ensure our guests enjoy a consistently great dining experience.

Both consistency and guest satisfaction are driven by our people. Among the results we're most proud of is the improvement we've made in the retention of restaurant associates. We continue to devote additional resources to our people strategies through incentive compensation and retention programs. While impacting our restaurant margins in the near-term, these investments are designed to improve execution, which results in higher guest satisfaction, and are critical to building sales and traffic over the long-term.

APPLEBEE'S
SOUTH BURLINGTON

UNIVERSITY MALL, 155 DORSET STREET
SOUTH BURLINGTON, VT 05403

South Burlington is not exactly as it seems. It's a real-life scenic picture postcard community, nestled near the mountains on the eastern shore of Lake Champlain. But it's also home to Champ, a purported monster who lives in the lake.




ONE SIZE FITS ALL
GIVE THE GIFT OF APPLEBEE'S TO EVERYONE ON YOUR LIST
Applebee's
GIFT CARD

APPLEBEE'S
WATERVILLE

251 KENNEDY MEMORIAL DRIVE
WATERVILLE, ME 04901

Our restaurant in the small community of Waterville proved it has a big heart ... as the staff joined together to host a Thanksgiving dinner for 250 community residents who would not have had a holiday meal.

APPLEBEE'S
NORTH CONWAY

MAIN STREET AT SETTLERS GREEN DRIVE
NORTH CONWAY, NH 03860

This restaurant serves the thousands of skiers who are drawn to the Mt. Washington Valley in New Hampshire, home to more than a dozen ski resorts.


PICK UP
WELCOME
Welcome to Applebee's Neighborhood Grill & Bar!
We are delighted to have you as our guests. Whether you're an Applebee's Neighbor or coming in for the first time, we hope you enjoy our terrific food, friendly service and hometown atmosphere. Please let the manager know what we can do to bring you back again...and...again.
THE APPLEBEE'S CREW

CONCORD, NH: LATITUDE (N) 43.12° LONGITUDE (W) 71.30° | WORCESTER, MA: LATITUDE (N) 42.16° LONGITUDE (W) 71.52° | PHILLIPSBURG, NJ: LATITUDE (N) 40.41° LONGITUDE (W) 75.11°

We continue to focus on retention of our strongest performers, not just on overall turnover. We retained 93 percent and 86 percent, respectively, of our best general managers and managers during 2002, and overall management turnover dropped to less than 20 percent. The improvements reflected in these numbers led to Applebee's winning an award from *The People Report* during 2002 for our innovative retention practices.

We also automated our employee evaluation system with an award-winning, web-based application that continually tracks the job performance of approximately 20,000 company employees. This tool helps managers identify and develop their best performers.

During 2002, we rolled out a new kitchen display system in 100 company restaurants; in 2003, we expect to complete the rollout in the remaining company units and begin with franchise locations. Aimed at productivity at peak restaurant volume, this tool will help coordinate speed of service and food preparation to drive sales and guest satisfaction.

The Best of America and Applebee's

The fabric of our country is woven together from threads of countless communities and diverse neighborhoods. It's here that our nation's values are practiced, our families are supported and our dreams are encouraged.

In search of the best of America, a natural stop is Applebee's – where the American dream lives and thrives. It's a dream alive in each of our restaurants – embodied in our associates' and our guests' willingness to extend a helping hand to those in need and to make each of our neighborhoods a better place to live.

Serving our guests. Helping our neighbors. Contributing to our communities. That's what's best about America ... and Applebee's is proud to be part of it.



LLOYD L. HILL
Chairman of the Board,
Chief Executive Officer and President
March 2003

UDE (N) 44.03° LONGITUDE (W) 71.07° | PLYMOUTH, MA: LATITUDE (N) 41.57° LONGITUDE (W) 70.40° | NEW YORK, NY: LATITUDE (N) 40.47° LONGITUDE (W) 58°



APPLEBEE'S
PLYMOUTH
113 Samoset St. Rt. 44
Plymouth, MA 02360

The 1621 harvest celebration we know as the "First Thanksgiving" probably featured stewed pompions, seethed fish and boiled sallet. Perhaps the Pilgrims would have preferred to visit our Plymouth restaurant to enjoy mouth-watering, Honey Grilled Atlantic Salmon.



Honey Grilled Salmon


Applebee's
Hilton
Applebee's
Neighborhood
Grill & Bar
Hilton Times Sq
Applebee's



APPLEBEE'S
NEW YORK
234 W. 42 Street
New York, NY 10036

Put a restaurant at the "Crossroads of the World," and you would expect business to be brisk ... and it is. With sales of $9.5 million in 2002 – more than four times the system average – the Applebee's on 42nd Street in New York City's Times Square ranks as the highest volume restaurant in the Applebee's system. The Times Square area, renowned for the half million revelers who ring in each New Year here, attracts over 27 million tourists annually ... and every day, 1.7 million New Yorkers and tourists converge here in a bustling, breathtaking example of the ultimate urban experience.

BOARD OF DIRECTORS

Lloyd L. Hill
Chairman of the Board, Chief Executive Officer and President, Applebee's International, Inc.

Erline Belton [2,3]
President and Founder of The Lyceum Group

Douglas R. Conant [2]
President and Chief Executive Officer, Campbell Soup Company

D. Patrick Curran [1]
Chairman and Chief Executive Officer, The Curran Companies

Eric L. Hansen [1,3]
Shareholder in Holman Hansen & Colville, P.C., a Professional Association

Mark S. Hansen [1,2]
Former Chairman and Chief Executive Officer, Fleming Companies, Inc.

Jack P. Helms [2,3]
Principal and Shareholder in Goldsmith, Agio, Helms and Company

Burton M. Sack
Retired Former Executive, Applebee's International, Inc.

George D. Shadid
Retired Former Executive, Applebee's International, Inc.

Committee Memberships: 1 Audit, 2 Executive Compensation, 3 Corporate Governance/Nominating



APPLEBEE'S
SENIOR EXECUTIVE TEAM

Lou Kaucic, Dave Goebel, Lloyd Hill, John Cywinski and Steve Lumpkin

OFFICERS

Lloyd L. Hill
Chairman of the Board, Chief Executive Officer and President

Steven K. Lumpkin
Executive Vice President, Chief Financial Officer and Treasurer

David L. Goebel
Executive Vice President of Operations

John C. Cywinski
Senior Vice President and Chief Marketing Officer

Louis A. Kaucic
Senior Vice President and Chief People Officer

Larry A. Cates
President of International Division

David R. Parsley
Senior Vice President of Purchasing and Distribution

Carin L. Stutz
Senior Vice President of Company Operations

Philip R. Crimmins
Vice President of Operations Excellence

Randolph P. Davis
Vice President of Brand Development and Innovation

Tamy T. Duplantis
Vice President of Information Technology

Beverly O. Elving
Vice President of Accounting

Kurt Hankins
Vice President of Menu Development and Innovation

Janell E. Jones
Vice President of Performance Systems

James W. Kirkpatrick
Vice President of Real Estate and Construction

Robert T. Steinkamp
Vice President, Secretary and General Counsel

Harry B. Stroup
Vice President of Design and Facilities

Douglas D. Waltman
Vice President of Training and Development

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number: 000-17962

APPLEBEE'S INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**43-1461763**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4551 W. 107th Street, Suite 100, Overland Park, Kansas 66207

(Address of principal executive offices and zip code)

(913) 967-4000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $.01 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined by Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of the voting and non-voting common stock equity held by non-affiliates of the registrant as of the last day of the second fiscal quarter ended June 30, 2002 was $1,273,824,875 based on the closing sale price on June 28, 2002.

The number of shares of the registrant's common stock outstanding as of March 10, 2003 was 55,221,320.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 is incorporated into Part III hereof.

APPLEBEE'S INTERNATIONAL, INC.
FORM 10-K
FISCAL YEAR ENDED DECEMBER 29, 2002
INDEX

PART I

Item 1. Business

General

References to "Applebee's," "we," "us," and "our" in this document are references to Applebee's International, Inc. and its subsidiaries and any predecessor companies of Applebee's International, Inc. We develop, franchise and operate casual dining restaurants under the name "Applebee's Neighborhood Grill & Bar." With nearly 1,500 restaurants and $3.24 billion in system sales for the fiscal year ended December 29, 2002, Applebee's Neighborhood Grill & Bar is the largest casual dining concept in America, both in terms of number of restaurants and market share. Applebee's International, Inc. maintains an Internet website address at www.applebees.com. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as they are reasonably available after these materials are electronically filed with or furnished to the Securities and Exchange Commission.

We opened our first restaurant in 1986. We initially developed and operated six restaurants as a franchisee of the Applebee's Neighborhood Grill & Bar Division (the "Applebee's Division") of an indirect subsidiary of W.R. Grace & Co. In March 1988, we acquired substantially all the assets of our franchisor. When we acquired the Applebee's Division, it operated 13 restaurants and had ten franchisees, including us, operating 41 franchise restaurants.

As of December 29, 2002, there were 1,496 Applebee's restaurants. Franchisees operated 1,139 of these restaurants and 357 restaurants were company operated. The restaurants were located in 49 states and eight international countries. During 2002, 107 new restaurants were opened, including 81 franchise restaurants and 26 company restaurants.

We acquired the Rio Bravo Cantina chain of Mexican casual dining restaurants and four specialty restaurants in March 1995. In April 1999, we completed the sale of the Rio Bravo Cantina concept and our four specialty restaurants. At the time of divestiture, we operated 40 Rio Bravo restaurants and franchisees operated the remaining 25 restaurants.

Although we may acquire a new concept in the future, our current strategy is to focus on the Applebee's concept. We currently expect that the Applebee's system will encompass at least 2,300 restaurants in the United States.

The following table sets forth certain unaudited financial information and other restaurant data relating to company and franchise restaurants, as reported to us by franchisees:

	Fiscal Year Ended		
	December 29, 2002	December 30, 2001	December 31, 2000
Number of restaurants:			
Company:			
Beginning of year	310	285	262
Restaurant openings	26	25	25
Restaurant closings	—	—	(2)
Restaurants acquired from franchisees	21	—	—
End of year	357	310	285
Franchise:			
Beginning of year	1,082	1,001	906
Restaurant openings	81	84	100
Restaurant closings	(3)	(3)	(5)
Restaurants acquired from franchisees	(21)	—	—
End of year	1,139	1,082	1,001
Total:			
Beginning of year	1,392	1,286	1,168
Restaurant openings	107	109	125
Restaurant closings	(3)	(3)	(7)
End of year	1,496	1,392	1,286
Weighted average weekly sales per restaurant:			
Company	$ 43,019	$ 42,660	$ 42,183
Franchise	$ 43,823	$ 42,241	$ 41,137
Total	$ 43,641	$ 42,334	$ 41,370
Change in comparable restaurant sales[1]:			
Company	1.8%	2.5%	1.8%
Franchise	3.6%	3.0%	1.6%
Total	3.2%	2.9%	1.7%
Total system sales (in thousands)	$ 3,243,989	$ 2,926,288	$ 2,668,539

[1] When computing comparable restaurant sales, restaurants open for at least 18 months are compared from period to period.

The Applebee's System

Concept. Each Applebee's restaurant is designed as an attractive, friendly, neighborhood establishment featuring moderately priced, high quality food and beverage items, table service and a comfortable atmosphere. Our restaurants appeal to a wide range of customers including young adults, senior citizens and families with young children.

Applebee's also offers its customers the convenience of carry-out service. In 2002, we initiated phase one of a new two phase "To Go" program. Phase one included the use of standardized state-of-the-art packaging, interior and exterior signage and a focused training program. The second phase will include the additional convenience of curbside service, and will be implemented throughout the system during 2003 and 2004.

We have set certain specifications for the design of our restaurants. Our restaurants are primarily located in free-standing buildings, end caps of strip shopping centers, and shopping malls. Each restaurant has a bar, and many restaurants offer patio seating. The decor of each restaurant incorporates artifacts and memorabilia such as old movie posters, musical instruments and sports equipment. Restaurants also frequently display photographs, magazine articles and newspaper articles highlighting local history and personalities. These items give each restaurant an individual, neighborhood identity. In addition, we require that each restaurant be remodeled every six years to embody the design elements of the current prototype.

Menu. Each restaurant offers a diverse menu of high quality, moderately priced food and beverage items consisting of traditional favorites and signature dishes. The restaurants feature a broad selection of entrees, including beef, chicken, pork, seafood and pasta items prepared in a variety of cuisines, as well as appetizers, salads, sandwiches, specialty drinks and desserts. Substantially all restaurants offer beer, wine, liquor and premium specialty drinks. During 2002, alcoholic beverages accounted for 13.5% of company owned restaurant sales.

Restaurant Operations. We and our franchisees operate all restaurants in accordance with uniform operating standards and specifications. These standards pertain to the quality and preparation of menu items, selection of menu items, maintenance and cleanliness of premises, and employee conduct. We develop all standards and specifications with input from franchisees, and they are applied on a system-wide basis.

Training. We have an operations training course for general managers, kitchen managers and other restaurant managers. The course consists of in-store task-oriented training and formal administrative, customer service, and financial training. We ensure that new restaurants comply with our standards by providing training programs and systems to conduct hands-on training for all restaurant employees. We also provide periodic training for our restaurant managers regarding various topics, generally through classroom instruction and video presentations.

Advertising. We have historically concentrated our advertising and marketing efforts primarily on food-specific promotions. We advertise on a national, regional and local basis, utilizing primarily television, radio and print media. In 2002, approximately 4.1% of sales for company restaurants was spent on advertising. This amount includes contributions to the national advertising pool which develops and funds the specific national promotions. We focus the remainder of our advertising expenditures on local advertising in areas with company owned restaurants.

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Purchasing. Maintaining high food quality and system-wide consistency is a central focus of our purchasing program. We mandate quality standards for all products used in the restaurants, and we maintain a limited list of approved suppliers from which we and our franchisees must select. We have negotiated purchasing agreements with most of our approved suppliers which result in volume discounts for us and our franchisees. Additionally, we purchase and maintain inventories of certain specialty products to assure sufficient supplies for the system. In 2001, we began a new multi-year supply chain management initiative designed to leverage our size, improve sourcing of products and optimize distribution.

Company Restaurants

Company Restaurant Openings and Acquisitions. Our expansion strategy is to cluster restaurants in targeted markets, thereby increasing consumer awareness. Our strategy enables us to take advantage of operational, distribution and advertising efficiencies. Our development experience indicates that when we open multiple restaurants within a particular market, our market share increases.

In order to maximize overall system growth, our expansion strategy through 1992 emphasized franchise arrangements with experienced, successful and financially capable restaurant operators. We continue to expand the Applebee's system across the United States through franchise operations, but beginning in 1992, our growth strategy also included increasing the number of company owned restaurants. We have tried to achieve this goal in two ways. First, we have developed strategic territories. Second, when franchises are available for purchase under acceptable financial terms, we have selectively acquired existing franchise restaurants and terminated the selling franchisee's related development rights. Using this strategy, we have opened 260 new restaurants and acquired 102 franchise restaurants over the last ten years and have expanded from a total of 31 company owned or operated restaurants as of December 27, 1992 to a total of 357 as of December 29, 2002. In addition, as part of our portfolio management strategy, we have sold 26 restaurants to franchisees during this ten-year period.

We opened 26 new Applebee's restaurants in 2002 and anticipate opening approximately 25 new Applebee's restaurants in 2003. We may open more or fewer restaurants depending upon the availability of appropriate new sites. The following table shows the areas where our company restaurants were located as of December 29, 2002:

Area	
New England (includes Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont)	58
Detroit/Southern Michigan	57
Minneapolis/St. Paul, Minnesota	49
North/Central Texas	41
Virginia	39
St. Louis, Missouri/Illinois	27
Kansas City, Missouri/Kansas	27
Washington, D.C.	21
Las Vegas/Reno, Nevada	13
Atlanta, Georgia	9
Albuquerque, New Mexico	8
San Diego/Southern California	7
Ontario, Canada	1
	357

Restaurant Operations. The staff for a typical restaurant consists of one general manager, one kitchen manager, two or three assistant managers and approximately 60 hourly employees. All managers of company owned restaurants receive a salary and performance bonus based on restaurant sales, profits and adherence to our standards. As of December 29, 2002, we employed ten Regional Vice Presidents of Operations/Directors of Operations and 54 Area Directors. The Area Directors' duties include regular restaurant visits and inspections which ensure the ongoing maintenance of our standards of quality, service, cleanliness, value, and courtesy. In addition to providing a significant contribution to revenues and operating earnings, we use company owned restaurants for many purposes which are integral to the development of the entire system, including testing of new menu items and training of franchise restaurant managers and operating personnel.

The Applebee's Franchise System

Franchise Territory and Restaurant Openings. We currently have exclusive franchise arrangements with 66 franchise groups, including 15 international franchisees. We have generally selected franchisees that are experienced multi-unit restaurant operators who have been involved with other restaurant concepts. Our franchisees operate Applebee's restaurants in 42 states and eight international countries. We have assigned the vast majority of all territories in all states except Hawaii or have designated them for company development.

As of December 29, 2002, there were 1,139 franchise restaurants. Franchisees opened 100 restaurants in 2000, 84 restaurants in 2001, and 81 restaurants in 2002. We anticipate between 70 to 80 franchise restaurant openings in 2003.

Development of Restaurants. We make available to franchisees the physical specifications for a typical restaurant, and we retain the right to prohibit or modify the use of any plan. Each franchisee is responsible for selecting the site for each restaurant within their territory. We assist franchisees in selecting appropriate sites, and any selection made by a franchisee is subject to our approval. We also conduct a physical inspection, review any proposed lease or purchase agreement, and make available demographic studies.

Domestic Franchise Arrangements. Each franchise arrangement consists of a development agreement and separate franchise agreements. Development agreements grant the exclusive right to develop a number of restaurants in a designated geographical area. The term of a domestic development agreement is generally 20 years. The franchisee enters into a separate franchise agreement for the operation of each restaurant. Each agreement has a term of 20 years and permits renewal for up to an additional 20 years in accordance with the terms contained in the then current franchise agreement (including the then current royalty rates and advertising fees) and upon payment of an additional franchise fee.

For each restaurant developed, a franchisee is currently obligated to pay an initial franchisee fee (which typically ranges from $30,000 to $35,000) and a royalty fee equal to 4% of the restaurant's monthly gross sales. We have executed agreements with a majority of our franchisees which maintain the existing royalty fees of 4% and extend the current franchise and development agreements until January 1, 2020. The revised agreements establish new restaurant development obligations over the next several years. These revised agreements contain provisions which allow for the continued development of the Applebee's concept and support our long-term expectation of at least 2,300 restaurants in the United States. The terms, royalties and advertising fees under a limited number of franchise agreements and the franchise fees under older development agreements vary from the currently offered arrangements.

Advertising. We currently require domestic franchisees to contribute 2.25% of gross sales to the national advertising pool. This amount is in addition to their required spending of at least 1.5% of gross sales on local advertising and promotional activities. Franchisees also promote the opening of each restaurant and we reimburse the franchisee for 50% of the out-of-pocket opening advertising expenditures, subject to certain conditions. The maximum amount we will reimburse for these expenditures is $2,500. Under our franchise agreements, we can increase the combined amount of the advertising fee and the amount required to be spent on local advertising and promotional activities to a maximum of 5% of gross sales.

Training and Support. We provide ongoing advice and assistance to franchisees in connection with the operation and management of each restaurant through training sessions, meetings, seminars, on-premises visits, and by written or other material. We also assist franchisees with business planning, development, technology and human resource efforts.

Operations Quality Control. We continuously monitor franchise restaurant operations, principally through our full-time franchise consultants (25 as of December 29, 2002). We make both scheduled and unannounced inspections of restaurants to ensure that only approved products are in use and that our prescribed operations practices and procedures are being followed. During 2002, representatives made an average of approximately two visits to each of our franchise restaurants during which they conducted an inspection and consultation in the restaurant. We have the right to terminate a franchise if a franchisee does not operate and maintain a restaurant in accordance with our requirements.

Franchise Business Council. We maintain a Franchise Business Council which provides us with advice about operations, marketing, product development and other aspects of restaurant operations for the purpose of improving the franchise system. As of December 29, 2002, the Franchise Business Council consisted of eight franchisee representatives and three members of our senior management. Two franchisee representatives are permanent members, one franchisee representative must be a franchisee with five or less restaurants, and any franchisee who operates 10% or more of the total number of system restaurants (currently none) is reserved a seat. Franchisees elect the remaining franchisee representatives annually.

International Franchise Agreements. We continue to pursue international franchising of the Applebee's concept under a long-term strategy of controlled expansion. This strategy includes seeking qualified franchisees with the resources to open multiple restaurants in each territory and those with familiarity with the specific local business environment. We are currently focusing on international franchising in Canada, Latin America and the Mediterranean/Middle East. In this regard, we currently have development agreements with 15 international franchisees. Franchisees operated 44 international restaurants as of December 29, 2002. The success of further international expansion will depend on, among other things, local acceptance of the Applebee's concept and our ability to attract qualified franchisees and operating personnel. We must also comply with the regulatory requirements of the local jurisdictions, and supervise international franchisee operations effectively.

Franchise Financing. Although financing is the sole responsibility of the franchisee, we make available to franchisees information about financial institutions interested in financing the costs of restaurant development for qualified franchisees. None of these financial institutions is our affiliate or agent, and we have no control over the terms or conditions of any financing arrangement offered by these financial institutions. Under a previous franchise financing program, we provided a limited guaranty of loans made to certain franchisees.

Competition

We expect competition in the casual dining segment of the restaurant industry to remain intense with respect to price, service, location, concept, and the type and quality of food. There is also intense competition for real estate sites, qualified management personnel, and hourly restaurant staff. Our competitors include national, regional and local chains, as well as local owner-operated restaurants. We have a number of well-established competitors. Some of these companies have been in existence longer than we have, and therefore they may be better established in the markets where our restaurants are or may be located.

Service Marks

We own the rights to the "Applebee's Neighborhood Grill & Bar®" service mark and certain variations thereof in the United States and in various foreign countries. We are aware of names and marks similar to our service marks used by third parties in certain limited geographical areas. We intend to protect our service marks by appropriate legal action where and when necessary.

Government Regulation

Our restaurants are subject to numerous federal, state, and local laws affecting health, sanitation and safety standards. Our restaurants are also subject to state and local licensing regulation of the sale of alcoholic beverages. Each restaurant is required to obtain appropriate licenses from regulatory authorities allowing it to sell liquor, beer, and wine. We also require that each restaurant obtain food service licenses from local health authorities. Our licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause. This would include violation of any law or regulation pertaining to alcoholic beverage control by us or our employees. Among such laws are those regulating the minimum age of patrons or employees, advertising, wholesale purchasing, and inventory control. If one of our restaurants failed to maintain its license to sell alcohol or serve food, it would significantly harm the success of that restaurant. In order to reduce this risk, we operate each restaurant in accordance with standardized procedures designed to facilitate compliance with all applicable codes and regulations.

Our employment practices are governed by various governmental employment regulations. These include minimum wage, overtime, immigration, family leave and working condition regulations.

We are subject to a variety of federal and state laws governing franchise sales and the franchise relationship. In general, these laws and regulations impose certain disclosure and registration requirements prior to the sale and marketing of franchises. Recent decisions of several state and federal courts and recently enacted or proposed federal and state laws demonstrate a trend toward increased protection of the rights and interests of franchisees against franchisors. Such decisions and laws may limit the ability of franchisors to enforce certain provisions of franchise agreements or to alter or terminate franchise agreements. Due to the scope of our business and the complexity of franchise regulations, we may encounter minor compliance issues from time to time. We do not believe, however, that any of these issues will have a material adverse effect on our business.

Under certain court decisions and statutes, owners of restaurants and bars in some states in which we own or operate restaurants may be held liable for serving alcohol to intoxicated customers whose subsequent conduct results in injury or death to a third party. We cannot guarantee that we will not be subject to such liability. We do believe, however, that our insurance presently provides adequate coverage for such liability.

Employees

As of December 29, 2002, we employed approximately 23,500 full and part-time employees. Of those, approximately 480 were corporate personnel, 1,420 were restaurant managers or managers in training and 21,600 were employed in non-management full and part-time restaurant positions. Of the 480 corporate employees, approximately 170 were in management positions and 310 were general office employees, including part-time employees.

We consider our employee relations to be good. Most employees, other than restaurant management and corporate personnel, are paid on an hourly basis. We believe that we provide working conditions and wages that compare favorably with those of our competition. We have never experienced a work stoppage due to labor difficulty, and our employees are not covered by a collective bargaining agreement.

Executive Officers of the Registrant

Our executive officers as of December 29, 2002 are shown below.

Name	Age	Position
Lloyd L. Hill	58	Chairman of the Board of Directors, Chief Executive Officer and President
George D. Shadid	48	Executive Vice President and Chief Operating Officer (resigned effective January 12, 2003), and Member of the Board of Directors
Steven K. Lumpkin	48	Executive Vice President, Chief Financial Officer and Treasurer
David L. Goebel	52	Executive Vice President of Operations
John C. Cywinski	40	Senior Vice President and Chief Marketing Officer
Louis A. Kaucic	51	Senior Vice President and Chief People Officer
Larry A. Cates	54	President of International Division
David R. Parsley	56	Senior Vice President of Purchasing and Distribution
Carin L. Stutz	46	Senior Vice President of Company Operations

Lloyd L. Hill was elected a director in August 1989. Mr. Hill was appointed Executive Vice President and Chief Operating Officer in January 1994. In December 1994, he assumed the role of President in addition to his role as Chief Operating Officer. Effective January 1, 1997, Mr. Hill assumed the role of Co-Chief Executive Officer. In January 1998, he assumed the full duties of Chief Executive Officer. In May 2000, Mr. Hill was elected Chairman of the Board of Directors. Prior to joining Applebee's, he served as President of Kimberly Quality Care, a home health care and nurse personnel staffing company from December 1989 to December 1993, where he also served as a director from 1988 to 1993, having joined that organization in 1980.

George D. Shadid was employed by Applebee's in August 1992, and served as Senior Vice President and Chief Financial Officer until January 1994 when he was promoted to Executive Vice President and

Chief Financial Officer. He also became Treasurer in March 1995. In March 1999, Mr. Shadid was elected a director. In March 2002, he assumed the position of Chief Operating Officer. In January 2003, Mr. Shadid resigned as an executive officer of Applebee's. Prior to joining Applebee's, he served as Corporate Controller of Gilbert/Robinson, Inc. from 1985 to 1987, at which time he was promoted to Vice President, and in 1988 assumed the position of Vice President and Chief Financial Officer, which he held until August 1992. From 1976 until 1985, Mr. Shadid was employed by Deloitte & Touche LLP.

Steven K. Lumpkin was employed by Applebee's in May 1995 as Vice President of Administration. In January 1996, he was promoted to Senior Vice President of Administration. In November 1997, he assumed the position of Senior Vice President of Strategic Development and in January 1998 was promoted to Executive Vice President of Strategic Development. He was named Chief Development Officer in March 2001. In March 2002, Mr. Lumpkin assumed the position of Chief Financial Officer and Treasurer. Prior to joining Applebee's, Mr. Lumpkin was a Senior Vice President with a division of the Olsten Corporation, Olsten Kimberly Quality Care from July 1993 until January 1995. From June 1990 until July 1993, Mr. Lumpkin was an Executive Vice President and a member of the board of directors of Kimberly Quality Care. From January 1978 until June 1990, Mr. Lumpkin was employed by Price Waterhouse LLP, where he served as a management consulting partner and certified public accountant.

David L. Goebel was employed by Applebee's in February 2001 as Senior Vice President of Franchise Operations. In December 2002, Mr. Goebel was promoted to the position of Executive Vice President of Operations. Prior to joining Applebee's, Mr. Goebel headed a management company that provided consulting and strategic planning services to various businesses from April 1998 to February 2001. Prior to 1998, he was a franchise principal with an early developer group of the Boston Market concept. Mr. Goebel's business experience also includes positions as Vice President of Business Development for Rent-a-Center (a subsidiary of Thorn, EMI) and Vice President of Operations for Ground Round restaurants.

John C. Cywinski was employed by Applebee's in July 2001 as Senior Vice President and Chief Marketing Officer. Prior to joining Applebee's, Mr. Cywinski was employed as Vice President of Brand Strategy for McDonald's Corporation from April 1999 to July 2001. From October 1996 to April 1999, he was President of Buena Vista Pictures Marketing, the motion picture division of The Walt Disney Company. Prior to 1996, Mr. Cywinski held various positions with Burger King Corporation.

Louis A. Kaucic was employed by Applebee's in October 1997 as Senior Vice President of Human Resources. He was named Chief People Officer in March 2001. Prior to joining Applebee's, Mr. Kaucic was Vice President of Human Resources and later promoted to Senior Vice President of Human Resources with Unique Casual Restaurants, Inc., which operated several restaurant concepts, from July 1992 until October 1997. From 1982 to 1992, he was employed by Pizza Hut in a variety of positions, including Director of Employee Relations. From 1978 to 1982, Mr. Kaucic was employed by Kellogg's as an Industrial Relations Manager.

Larry A. Cates was employed by Applebee's in May 1997 as President of the International Division. Prior to joining Applebee's, Mr. Cates spent 17 years with PepsiCo Restaurants developing international markets for that company's Pizza Hut, Taco Bell and KFC brands. From 1994 to 1997, Mr. Cates was Vice President of Franchising and Development - Europe/Middle East, and from 1990 to 1994, he was Chief Executive Officer of Pizza Hut UK, Ltd., a joint venture between PepsiCo Restaurants and Whitbread.

David R. Parsley was employed by Applebee's in April 2000 as Senior Vice President of Purchasing and Distribution. Prior to joining Applebee's, Mr. Parsley held several positions with Prandium, Inc., operator of El Torito, Chi-Chi's and Koo Koo Roo, from November 1996 to April 2000, most recently as Senior Vice President of Quality and Supply Chain Management. He has also held purchasing positions with The Panda Management Company, Carl Karcher Enterprises, Proficient Food Company, Inc., and Baxter Healthcare Corporation.

Carin L. Stutz was employed by Applebee's in November 1999 as Senior Vice President of Company Operations. Prior to joining Applebee's, Ms. Stutz was Division Vice President with Wendy's International from July 1994 to November 1999. From 1993 to 1994, she was Regional Operations Vice President for Sodexho, USA. From 1990 to 1993, Ms. Stutz was employed by Nutri/System, Inc. as a Vice President of Corporate Operations. Prior to 1990, Ms. Stutz was employed for 12 years with Wendy's International.

Item 2. Properties

As of December 29, 2002, we owned and operated 357 restaurants. Of these, we leased the land and building for 64 sites, owned the building and leased the land for 143 sites, and owned the land and building for 150 sites. In addition, as of December 29, 2002, we owned 2 sites for future development of restaurants and had entered into 12 lease agreements for restaurant sites we plan to open during 2003. Our leases generally have an initial term of 15 to 20 years, with renewal terms of 5 to 20 years, and provide for a fixed rental plus, in certain instances, percentage rentals based on gross sales.

We own an 80,000 square foot office building in Overland Park, Kansas, located in the Kansas City metropolitan area, in which our corporate offices are headquartered. In December 2002, we entered into a lease agreement for a 23,000 square foot office building in Overland Park, Kansas, which will be used as additional corporate office space beginning in 2003. We also lease office space in certain regions in which we operate restaurants.

Under our franchise agreements, we have certain rights to gain control of a restaurant site in the event of default under the lease or the franchise agreement.

The following table sets forth the 49 states and the eight international countries in which Applebee's are located and the number of restaurants operating in each state or country as of December 29, 2002:

State or Country	Number of Restaurants		
	Company	Franchise	Total System
Domestic:			
Alabama	—	28	28
Alaska	—	2	2
Arizona	—	24	24
Arkansas	—	7	7
California	7	73	80
Colorado	—	28	28
Connecticut	—	10	10
Delaware	2	4	6
Florida	—	86	86
Georgia	9	55	64
Idaho	—	8	8
Illinois	7	44	51
Indiana	—	55	55
Iowa	—	23	23
Kansas	12	16	28
Kentucky	—	31	31
Louisiana	—	17	17
Maine	7	—	7
Maryland	9	10	19
Massachusetts	29	—	29
Michigan	57	14	71
Minnesota	45	2	47
Mississippi	—	14	14
Missouri	35	11	46
Montana	—	7	7
Nebraska	—	16	16
Nevada	13	—	13
New Hampshire	12	—	12
New Jersey	—	31	31
New Mexico	8	5	13
New York	1	73	74
North Carolina	1	45	46
North Dakota	—	8	8
Ohio	—	77	77
Oklahoma	—	15	15
Oregon	—	14	14
Pennsylvania	1	46	47
Rhode Island	7	—	7
South Carolina	—	42	42
South Dakota	—	4	4
Tennessee	—	44	44
Texas	41	27	68
Utah	—	11	11
Vermont	2	—	2
Virginia	46	—	46
Washington	—	21	21
West Virginia	1	12	13
Wisconsin	4	31	35
Wyoming	—	4	4
Total Domestic	356	1,095	1,451

State or Country	Number of Restaurants		
	Company	Franchise	Total System
International:			
Canada	1	14	15
Egypt	—	1	1
Greece	—	5	5
Honduras	—	2	2
Kuwait	—	2	2
Mexico	—	14	14
Netherlands	—	5	5
Qatar	—	1	1
Total International	1	44	45
	357	1,139	1,496

Item 3. Legal Proceedings

We are involved in various legal actions arising in the normal course of business. These matters include, without limitation, such matters as employment law related claims and disputes with two international franchisees regarding disclosures we allegedly made or omitted. In each instance, we believe that we have meritorious defenses to the allegations made and we are vigorously defending these claims.

While the resolution of the matters described above may have an impact on our financial results for the period in which they are resolved, we believe that the ultimate disposition of these matters will not, individually or in the aggregate, have a material adverse effect upon our business or consolidated financial position.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

1. Our common stock trades on The Nasdaq Stock Market® under the symbol APPB.

   The table below sets forth for the fiscal quarters indicated the reported high and low sale prices of our common stock, as reported on The Nasdaq Stock Market.

	2002		2001	
	High	Low	High	Low
First Quarter	$ 25.41	$ 21.20	$ 16.19	$ 12.44
Second Quarter	$ 27.67	$ 22.26	$ 21.33	$ 15.88
Third Quarter	$ 23.50	$ 19.13	$ 22.05	$ 17.32
Fourth Quarter	$ 26.35	$ 19.03	$ 24.59	$ 17.60

2. Number of stockholders of record at December 29, 2002: 1,203

3. We declared an annual dividend of $0.06 per common share on December 12, 2002 for stockholders of record on December 27, 2002, and the dividend was paid on January 30, 2003. We declared an annual dividend of $0.05 per common share on December 13, 2001 for stockholders of record on December 26, 2001, and the dividend was paid on January 29, 2002.

   We presently anticipate continuing the payment of cash dividends based upon our annual net income. The actual amount of such dividends will depend upon future earnings, results of operations, capital requirements, our financial condition and certain other factors. There can be no assurance as to the amount of net income that we will generate in 2003 or future years and, accordingly, there can be no assurance as to the amount that will be available for the declaration of dividends, if any.

4. For information on our equity compensation plans, refer to Item 12, "Security Ownership of Certain Beneficial Owners and Management."

Item 6. Selected Financial Data

The following table sets forth for the periods and the dates indicated our selected financial data. The fiscal year ended December 31, 2000 contained 53 weeks, and all other periods presented contained 52 weeks. The following should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Form 10-K. All per share and weighted average share information has been restated to reflect a three-for-two stock split in 2002.

	Fiscal Year Ended				
	December 29, 2002	December 30, 2001	December 31, 2000	December 26, 1999	December 27, 1998
	(in thousands, except per share amounts)				
STATEMENT OF EARNINGS DATA:					
Company restaurant sales	$ 724,616	$ 651,119	$ 605,414	$ 596,754	$ 580,840
Franchise income	102,180	93,225	84,738	72,830	66,722
Total operating revenues	$ 826,796	$ 744,344	$ 690,152	$ 669,584	$ 647,562
Operating earnings	$ 129,708	$ 112,427	$ 107,207	$ 94,910	$ 88,562
Net earnings	$ 83,027	$ 64,401	$ 63,161	$ 54,198	$ 50,015
Basic net earnings per share	$ 1.49	$ 1.16	$ 1.07	$ 0.85	$ 0.73
Diluted net earnings per share	$ 1.46	$ 1.13	$ 1.07	$ 0.84	$ 0.73
Dividends per share	$ 0.06	$ 0.05	$ 0.05	$ 0.04	$ 0.04
Basic weighted average shares outstanding	55,605	55,512	58,841	63,908	68,111
Diluted weighted average shares outstanding	56,922	56,877	59,170	64,353	68,366
BALANCE SHEET DATA (AT END OF FISCAL YEAR):					
Total assets	$ 566,114	$ 500,411	$ 471,707	$ 442,216	$ 510,904
Long-term debt, including current portion	$ 52,563	$ 74,568	$ 91,355	$ 108,100	$ 147,188
Stockholders' equity	$ 392,581	$ 325,183	$ 281,718	$ 253,873	$ 296,053

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Our revenues are generated from two primary sources:

- Company restaurant sales (food and beverage sales)
- Franchise income

Franchise income consists of franchise restaurant royalties (generally 4% of each franchise restaurant's monthly gross sales) and franchise fees (which typically range from $30,000 to $35,000 for each Applebee's restaurant opened). Beverage sales include sales of alcoholic beverages, while non-alcoholic beverages are included in food sales.

Certain expenses relate only to company operated restaurants. These include:

- Food and beverage costs
- Labor costs
- Direct and occupancy costs
- Pre-opening expenses

Other expenses, such as general and administrative and amortization expenses, relate to both company operated restaurants and franchise operations.

We operate on a 52 or 53 week fiscal year ending on the last Sunday in December. Our fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000 contained 52, 52 and 53 weeks, respectively, and are referred to hereafter as 2002, 2001 and 2000, respectively.

Application of Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon our consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in the United States of America. These principles require us to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and notes thereto. Actual results may differ from these estimates, and such differences may be material to the consolidated financial statements. We believe that the following significant accounting policies involve a higher degree of judgement or complexity (see Note 2 of our Consolidated Financial Statements for a complete discussion of our significant accounting policies).

Franchise income: Franchise income consists of franchise royalties and franchise fees. We recognize royalties on a franchisee's sales in the period in which the sales occur. We also receive a franchise fee for each restaurant that a franchisee opens. Franchise fees are deferred until we have performed substantially all of our related obligations as franchisor, typically when the restaurant opens.

Property and equipment: Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives of the assets are based upon management's expectations. We periodically review the assets for changes in circumstances which may impact their useful lives.

Impairment of long-lived assets: We periodically review property and equipment for impairment using historical cash flows as well as current estimates of future cash flows and/or appraisals. This assessment process requires the use of estimates and assumptions which are subject to a significant degree of judgement. In addition, we periodically assess the recoverability of goodwill and other intangible assets, which requires us to make assumptions regarding the future cash flows and other factors to determine the fair value of the assets. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Legal and insurance reserves: We are periodically involved in various legal actions arising in the normal course of business. We are required to assess the probability of any adverse judgements as well as the potential range of loss. We determine the required accruals after a review of the facts of each legal action.

We use estimates in the determination of the appropriate liabilities for general liability, workers' compensation and health insurance. The estimated liability is established based upon historical claims data and third-party actuarial estimates of settlement costs for incurred claims. Unanticipated changes in these factors may require us to revise our estimates.

Employee incentive compensation plans: We have various long-term employee incentive compensation plans which require us to make estimates to determine our liability based upon projected performance of plan criteria. If actual performance against the criteria differs from our estimates in the future, we will be required to adjust our liability accordingly.

Receivables: We continually assess the collectibility of our franchise receivables. We establish our allowance for bad debts based on several factors, including historical collection experience, the current economic environment and other specific information available to us at the time. The allowance for bad debts may change in the future due to changes in the factors above or other new developments.

We periodically reassess our assumptions and judgements and make adjustments when significant facts and circumstances dictate. A change in any of the above estimates could impact our consolidated statements of earnings and the related asset or liability recorded in the consolidated balance sheets would be adjusted accordingly. Historically, actual results have not been materially different than the estimates that are described above.

Acquisition

On November 7, 2002, we acquired the operations and assets of 21 Applebee's restaurants located in the Washington, D.C. area from a franchisee. Under the terms of the purchase agreement and the agreement with the franchisee's secured lender, the total purchase price of the acquisition was $34,250,000. The agreement also provides for additional consideration in July 2004 if the restaurants achieve cash flows in excess of historical levels. Our financial statements reflect the results of operations for these restaurants subsequent to the date of acquisition.

Results of Operations

The following table contains information derived from our consolidated statements of earnings expressed as a percentage of total operating revenues, except where otherwise noted. Percentages may not add due to rounding.

	Fiscal Year Ended		
	December 29, 2002	December 30, 2001[1]	December 31, 2000
Revenues:			
Company restaurant sales	87.6%	87.5%	87.7%
Franchise income	12.4	12.5	12.3
Total operating revenues	100.0%	100.0%	100.0%
Cost of sales (as a percentage of company restaurant sales):			
Food and beverage	26.6%	27.0%	27.4%
Labor	32.9	32.1	31.6
Direct and occupancy	25.1	25.3	25.0
Pre-opening expense	0.3	0.3	0.3
Total cost of sales	84.8%	84.7%	84.4%
General and administrative expenses	9.8%	9.8%	9.4%
Amortization of intangible assets	—	0.8	0.9
Loss on disposition of restaurants and equipment	0.1	0.2	0.2
Operating earnings	15.7	15.1	15.5
Other income (expense):			
Investment income	0.2	0.2	0.2
Interest expense	(0.3)	(1.0)	(1.3)
Other income (expense)	0.1	(0.6)	0.1
Total other income (expense)	0.1	(1.4)	(1.1)
Earnings before income taxes	15.7	13.7	14.5
Income taxes	5.7	5.0	5.3
Net earnings	10.0%	8.7%	9.2%

[1] As a result of the adoption of Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," the extraordinary loss from the extinguishment of debt and the related tax benefit previously recognized in fiscal 2001 have been reclassified to other expense.

Fiscal Year Ended December 29, 2002 Compared With Fiscal Year Ended December 30, 2001

Company Restaurant Sales. Total company restaurant sales increased $73,497,000 (11%) from $651,119,000 in 2001 to $724,616,000 in 2002. Company restaurant openings contributed approximately 9% to the 11% increase in total company restaurant sales. The remaining increase was due to the acquisition of 21 franchise restaurants in the Washington, D.C. area in November 2002 and increases in weighted average weekly sales.

Comparable restaurant sales at company restaurants increased by 1.8% in 2002. Weighted average weekly sales at company restaurants increased 0.8% from $42,660 in 2001 to $43,019 in 2002. These increases were due primarily to increases in guest traffic and in the average guest check resulting from our food promotions. In addition, a portion of the increase resulted from the implementation of our To Go initiative and menu price increases of approximately 1.0% in 2002. To Go sales mix increased from approximately 4% of company restaurant sales in 2001 to 5% of company restaurant sales in 2002.

Franchise Income. Overall franchise income increased $8,955,000 (10%) from $93,225,000 in 2001 to $102,180,000 in 2002. The increased number of franchise restaurants operating during 2002 as compared to 2001 contributed approximately 7% to the 10% total increase in franchise income. In addition, comparable restaurant sales and weighted average weekly sales for franchise restaurants increased 3.6% and 3.7%, respectively, in 2002.

Cost of Company Restaurant Sales. Food and beverage costs decreased from 27.0% in 2001 to 26.6% in 2002. This decrease was due primarily to lower commodity costs and operational improvements resulting from our supply chain management initiatives implemented in 2001.

Labor costs increased from 32.1% in 2001 to 32.9% in 2002. This increase was due to increased hourly wage rates and higher management salaries due to our new employee retention program and increased incentive compensation.

Direct and occupancy costs decreased from 25.3% in 2001 to 25.1% in 2002 due primarily to lower utility costs and advertising costs, as a percentage of sales. These decreases were partially offset by higher packaging costs relating to our To Go initiative.

General and Administrative Expenses. General and administrative expenses were 9.8% in both 2001 and 2002. General and administrative expenses were impacted by higher incentive compensation and higher legal fees in 2002. These increases were offset by the costs incurred in 2001 associated with our purchasing supply chain and strategic brand assessment projects and the absorption of general and administrative expenses over a larger revenue base in 2002.

Amortization of Intangible Assets. Amortization of intangible assets decreased from $5,851,000 in 2001 to $381,000 in 2002. This decrease was due to the elimination of goodwill amortization in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets."

Interest Expense. Interest expense decreased in 2002 compared to 2001 due primarily to a reduction in our debt levels and lower interest rates in 2002 as compared to 2001.

Other Income (Expense). Other income was $1,098,000 in 2002 compared to other expense of $4,720,000 in 2001. This favorable variance was due primarily to a payment of $4,470,000 to terminate our interest rate swap agreements and the write-off of deferred financing costs of $1,976,000 in connection with the refinancing of our debt in 2001 in accordance with SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections."

Income Taxes. The effective income tax rate, as a percentage of earnings before income taxes, decreased from 36.8% in 2001 to 36.2% in 2002 due to lower state and local income taxes.

Fiscal Year Ended December 30, 2001 Compared With Fiscal Year Ended December 31, 2000

Company Restaurant Sales. Total company restaurant sales increased $45,705,000 (8%) from $605,414,000 in 2000 to $651,119,000 in 2001 due primarily to company restaurant openings and increases in comparable restaurant sales which were partially offset by the fifty-third week in 2000.

Comparable restaurant sales at company restaurants increased by 2.5% in 2001. Weighted average weekly sales at company restaurants increased 1.1% from $42,183 in 2000 to $42,660 in 2001. These increases were due primarily to an increase in the average guest check resulting from the company's food promotions and menu price increases of approximately 2.0%.

Franchise Income. Overall franchise income increased $8,487,000 (10%) from $84,738,000 in 2000 to $93,225,000 in 2001 due primarily to the increased number of franchise restaurants operating during 2001 as compared to 2000 and increases in comparable restaurant sales. This increase was partially offset by the fifty-third week in 2000. Comparable restaurant sales and weighted average weekly sales for franchise restaurants increased 3.0% and 2.7%, respectively, in 2001.

Cost of Company Restaurant Sales. Food and beverage costs decreased from 27.4% in 2000 to 27.0% in 2001. This decrease was due primarily to the impact of the menu price increases in 2001, a supply chain management initiative in 2001, and higher costs relating to the implementation of a new menu in the fourth quarter of 2000.

Labor costs increased from 31.6% in 2000 to 32.1% in 2001. This increase was due to higher costs related to management staffing levels and higher management incentive compensation.

Direct and occupancy costs increased from 25.0% in 2000 to 25.3% in 2001 due primarily to higher utility costs and repairs and maintenance expense. This increase was partially offset by a decrease in advertising costs, as a percentage of sales, due to increased advertising in 2000 relating to the implementation of our new menu in company restaurants.

General and Administrative Expenses. General and administrative expenses increased from 9.4% in 2000 to 9.8% in 2001 due primarily to costs associated with our supply chain management initiative and strategic brand assessment project as well as higher incentive compensation expense. These costs were partially offset by the absorption of general and administrative expenses over a larger revenue base.

Interest Expense. Interest expense decreased in 2001 compared to 2000 due primarily to a reduction in our debt levels, the termination of our interest rate swap agreements in November 2001 and lower interest rates in 2001 as compared to 2000.

Other Expense. Other expense increased in 2001 compared to 2000 due primarily to a payment of $4,470,000 to terminate our interest rate swap agreements and the write-off of deferred financing costs of $1,976,000 in connection with the refinancing of our debt in 2001 in accordance with SFAS No. 145,

"Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections."

Income Taxes. The effective income tax rate, as a percentage of earnings before income taxes, was 36.8% in both 2000 and 2001.

Liquidity and Capital Resources

Our need for capital historically has resulted from the construction and acquisition of restaurants, investment in information technology systems and the repurchase of our common shares. In the past, we have obtained capital through public stock offerings, debt financing, and our ongoing operations. Cash flows from our ongoing operations include cash generated from company and franchise operations, credit from trade suppliers, real estate lease financing, and landlord contributions to leasehold improvements. We have also used our common stock as consideration in the acquisition of restaurants. In addition, we have assumed debt or issued new debt in connection with certain mergers and acquisitions.

Capital expenditures increased from $50,086,000 in 2001 to $64,874,000 in 2002 (excluding $34,250,000 related to the acquisition of 21 restaurants in the Washington, D.C. area) due primarily to expenditures related to the enhancement of our information systems. We currently expect to open approximately 25 company restaurants, and capital expenditures excluding acquisitions are expected to be between $65,000,000 and $75,000,000 in 2003. These expenditures will primarily be for the development of new restaurants, refurbishment and capital replacement for existing restaurants, and the enhancement of information systems. Because we expect to continue to purchase a portion of our sites, the amount of actual capital expenditures will be dependent upon, among other things, the proportion of leased versus owned properties. In addition, if we open more restaurants than we currently anticipate or acquire additional restaurants, our capital requirements will increase accordingly.

On November 7, 2002, we acquired the operations and assets of 21 Applebee's restaurants located in the Washington, D.C. area from a franchisee. Under the terms of the purchase agreement and the agreement with the franchisee's secured lender, the total purchase price of the acquisition was $34,250,000. The agreement also provides for additional consideration in July 2004 if the restaurants achieve cash flows in excess of historical levels. Our financial statements reflect the results of operations for these restaurants subsequent to the date of acquisition.

On January 20, 2003, we reached an agreement with a franchisee to acquire the operations and assets of 11 Applebee's restaurants located in Illinois, Indiana, Kentucky and Missouri for $23,200,000 in cash at closing, subject to adjustment. The acquisition of the restaurants is anticipated to close late in the first quarter of 2003, subject to obtaining operating licenses and other third-party consents.

Our bank credit agreement provides for a $150,000,000 three-year unsecured revolving credit facility, of which $25,000,000 may be used for the issuance of letters of credit. The facility is subject to various covenants and restrictions which, among other things, require the maintenance of stipulated fixed charge, leverage and indebtedness to capitalization ratios, as defined, and limit additional indebtedness and capital expenditures in excess of specified amounts. Cash dividends are limited to $10,000,000 annually. The facility is subject to standard other terms, conditions, covenants, and fees. We are currently in compliance with the covenants contained in our credit agreement. As of December 29, 2002, we had borrowings of $48,000,000 and standby letters of credit of $11,691,000 outstanding under our revolving credit facility. We also had a standby letter of credit for $827,000 outstanding with another financial institution.

In February 2001, our Board of Directors authorized the repurchase of up to $55,000,000 of our common stock through 2001, subject to market conditions and applicable restrictions imposed by our then-current credit agreement. As of December 30, 2001, we had $20,600,000 remaining on this authorization. In February 2002, our Board of Directors extended the 2001 authorization through 2002. In May 2002, our Board of Directors authorized an additional repurchase of $75,000,000 of our common stock through May 2005. During 2002, we repurchased 1,210,000 shares of our common stock at an average price of $21.58 for an aggregate cost of $26,100,000. As of December 29, 2002, we had $69,500,000 remaining under the 2002 authorization.

As of December 29, 2002, our liquid assets totaled $15,672,000. These assets consisted of cash and cash equivalents in the amount of $15,169,000 and short-term investments in the amount of $503,000. The working capital deficit increased from $29,747,000 as of December 30, 2001 to $45,607,000 as of December 29, 2002. This increase was due primarily to decreases in cash and cash equivalents due to payments on long-term debt, the acquisition of 21 restaurants in the Washington, D.C. area and an increase in accrued compensation and gift certificate liabilities.

On September 20, 2002, we formed Neighborhood Insurance, Inc., a Vermont corporation and a wholly-owned subsidiary, as a captive insurance company. Neighborhood Insurance, Inc. was established to provide Applebee's International, Inc. and certain franchisees with workers compensation and general liability insurance. Applebee's International, Inc. and covered franchisees will make premium payments to the captive insurance company which will pay administrative fees and insurance claims, subject to individual and aggregate maximum claim limits under the captive insurance company's reinsurance policies. As a result, our cash and cash equivalents and accrued liabilities may increase in future periods due to the operation of the captive insurance company.

We believe that our liquid assets and cash generated from operations, combined with borrowings available under our credit facilities, will provide sufficient funds for our operating, capital and other requirements for the foreseeable future.

The following table shows our debt amortization schedule, our future capital lease commitments (including principal and interest payments) and our future operating lease commitments as of December 29, 2002 (in thousands):

	Payments due by period				
Certain Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt (excluding capital lease obligations)	$ 48,325	$ 325	$ 48,000	$ —	$ —
Capital Lease Obligations	$ 10,554	$ 716	$ 1,508	$ 1,616	$ 6,714
Operating Leases	$ 184,702	$ 16,430	$ 30,665	$ 27,888	$ 109,719

In addition, we have outstanding lease guarantees of approximately $24,200,000 as of December 29, 2002 (see Note 12 to our Consolidated Financial Statements).

Inflation

Substantial increases in costs and expenses could impact our operating results to the extent such increases cannot be passed along to customers. In particular, increases in food, supplies, labor and operating expenses could have a significant impact on our operating results. We do not believe that inflation has materially affected our operating results during the past three years.

A majority of our employees are paid hourly rates related to federal and state minimum wage laws and various laws that allow for credits to that wage. The Federal government continues to consider an increase in the minimum wage. Several state governments have increased the minimum wage and other state governments are also considering an increased minimum wage. In the past, we have been able to pass along cost increases to customers through food and beverage price increases, and we will attempt to do so in the future. We cannot guarantee, however, that all future cost increases can be reflected in our prices or that increased prices will be absorbed by customers without at least somewhat diminishing customer spending in our restaurants.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting and requires separate recognition of intangible assets that meet certain criteria. This Statement applies to all business combinations after June 30, 2001.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", and we adopted this Statement effective December 31, 2001. SFAS No. 142 requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. This Statement also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. In the first quarter of fiscal 2002, we completed the first step of the required two-step goodwill impairment testing and ceased amortization of goodwill. The first step of the impairment test required us to compare the fair value of each reporting unit to its carrying value to determine whether there was an indication that an impairment existed. If there had been an indication of impairment, we would have allocated the fair value of the reporting unit to its assets and liabilities as if the reporting unit had been acquired in a business combination. During 2002, no impairment losses were recorded under SFAS No. 142.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 retains many of the provisions of SFAS No. 121, but addresses certain implementation issues associated with that Statement. We adopted SFAS No. 144 effective December 31, 2001. The adoption of SFAS No. 144 did not have a material impact on our consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS Nos. 4 and 64 required gains and losses from extinguishment of debt to be classified as extraordinary items. SFAS No. 145 rescinds this requirement and stipulates that gains or losses on extinguishment of debt would have to meet the criteria of APB Opinion No. 30 to be classified as an extraordinary item. In addition, any extraordinary gains or losses on extinguishment of debt in prior periods presented would require reclassification. SFAS No. 145 is required, with early adoption encouraged, for fiscal years beginning after May 15, 2002. We early adopted SFAS No. 145 during the fourth quarter of fiscal 2002 and as a result, we reclassified the $1,249,000 (net of a related tax benefit of $727,000) extraordinary loss from the extinguishment of debt in our 2001 consolidated statements of earnings to other expense and income taxes.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized only when the liability is incurred and measured at fair value. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect the initial adoption of this Statement to have a material impact on our results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 supersedes Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," and provides guidance to guarantors on the recognition and disclosure concerning obligations under certain guarantees in interim and annual financial statements. The initial recognition and measurement provisions of Interpretation No. 45 are effective for guarantees issued or modified after December 31, 2002, and are to be applied prospectively. The disclosure requirements are effective for financial statements for interim or annual periods ending after December 15, 2002. We adopted the initial recognition provisions of Interpretation No. 45 in January of 2003. The disclosure provisions of this Interpretation are effective for us as of December 29, 2002. The initial adoption of Interpretation No. 45 did not have a material impact on our results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This Statement also amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in annual and interim financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions of this Statement are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We have adopted the disclosure provisions of SFAS No. 148.

Forward-Looking Statements

The statements contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section regarding restaurant development, capital expenditures and financial commitments are forward-looking and based on current expectations. There are several risks and uncertainties that could cause actual results to differ materially from those described. These risks include but are not limited to our ability and the ability of our franchisees to open and operate additional restaurants profitably, the continued growth of our franchisees and our ability to attract and retain qualified franchisees, the impact of intense competition in the casual dining segment of the restaurant industry and our ability to control restaurant operating costs which are impacted by market changes, minimum wage and other employment laws, food costs and inflation. For a more detailed discussion of the principal factors that could cause actual results to be materially different, you should read our current report on Form 8-K which we filed with the Securities and Exchange Commission on February 12, 2003. We disclaim any obligation to update forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from fluctuations in interest rates and changes in commodity prices. Our revolving credit facility bears interest at either the bank's prime rate or LIBOR plus 1.0%, at our option. As of December 29, 2002, the total amount of debt subject to interest rate fluctuations was $48,000,000 which was outstanding on our revolving credit facility. A 1% change in interest rates would result in an increase or decrease in interest expense of $480,000 per year. We may from time to time enter into interest rate swap agreements to manage the impact of interest rate changes on our earnings. Many of the food products we purchase are subject to price volatility due to factors that are outside of our control such as weather and seasonality. As part of our strategy to moderate this volatility, we have entered into fixed price purchase commitments with terms of one year or less.

Item 8. Financial Statements and Supplementary Data

See the Index to Consolidated Financial Statements on Page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

If you would like information about our executive officers, you should read the section entitled "Executive Officers of the Registrant" in Part I of this report. If you would like information about our Directors, you should read the information under the caption "Information About the Board of Directors and Executive Officers" in the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 8, 2003. We incorporate that Proxy Statement in this document by reference.

Item 11. Executive Compensation

If you would like information about our executive compensation, you should read the information under the caption "Executive Compensation" in the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 8, 2003. We incorporate that information in this document by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

If you would like information about the stock owned by our management and certain large stockholders and our equity compensation plans, you should read the information under the caption "Stock Ownership of Officers, Directors and Major Stockholders" and "Equity Compensation Plan Information" in the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 8, 2003. We incorporate that information in this document by reference.

Item 13. Certain Relationships and Related Transactions

If you would like information about certain transactions which we have completed or certain relationships which we have entered into, you should read the information under the caption "Certain Transactions" in the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 8, 2003. We incorporate that information in this document by reference.

Item 14. Controls and Procedures

Within ninety days prior to the filing of this report, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based on this evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation.

PART IV

Item 15. Exhibits and Reports on Form 8-K

(a) List of documents filed as part of this report:

1. Financial Statements:

The financial statements are listed in the accompanying "Index to Consolidated Financial Statements" on Page F-1.

2. Exhibits:

The exhibits filed with or incorporated by reference in this report are listed on the Exhibit Index beginning on page E-1.

(b) Reports on Form 8-K:

We filed a report on Form 8-K on October 1, 2002, announcing an agreement to acquire certain secured debt of Apple Capitol Group, LLC owed to Lehman Brothers Holdings, Inc. for $34.3 million.

We filed a report on Form 8-K on October 9, 2002, announcing that the Bankruptcy Court for the Southern District of Florida had entered an order approving the sale of 21 franchise restaurants located in the Washington, D.C. area operated by Apple Capitol Group, LLC to Applebee's International, Inc.

We furnished a report on Form 8-K on October 25, 2002 announcing the broadcast of our third quarter 2002 earnings conference call over the Internet.

We filed a report on Form 8-K on October 31, 2002, announcing third quarter 2002 diluted earnings per share of 37 cents.

We filed a report on Form 8-K on November 8, 2002, announcing the completion of the acquisition of 21 franchise restaurants located in the Washington, D.C. area.

We filed a report on Form 8-K on December 12, 2002, announcing executive changes.

We filed a report on Form 8-K on December 12, 2002, announcing an increased annual dividend.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APPLEBEE'S INTERNATIONAL, INC.

Date: March 14, 2003

By: /s/ Lloyd L. Hill
Lloyd L. Hill
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOWN TO ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lloyd L. Hill and Robert T. Steinkamp, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any amendments to this Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Lloyd L. Hill — Date: March 14, 2003
Lloyd L. Hill
Director, Chairman of the Board and Chief Executive Officer
(principal executive officer)

By: /s/ Steven K. Lumpkin — Date: March 14, 2003
Steven K. Lumpkin
Executive Vice President and Chief Financial Officer
(principal financial officer)

By: /s/ Beverly O. Elving — Date: March 14, 2003
Beverly O. Elving
Vice President, Accounting
(principal accounting officer)

By: /s/ Erline Belton Date: March 14, 2003
Erline Belton
Director

By: /s/ Douglas R. Conant Date: March 14, 2003
Douglas R. Conant
Director

By: /s/ D. Patrick Curran Date: March 14, 2003
D. Patrick Curran
Director

By: /s/ Eric L. Hansen Date: March 14, 2003
Eric L. Hansen
Director

By: /s/ Mark S. Hansen Date: March 14, 2003
Mark S. Hansen
Director

By: /s/ Jack P. Helms Date: March 14, 2003
Jack P. Helms
Director

By: /s/ Burton M. Sack Date: March 14, 2003
Burton M. Sack
Director

By: /s/ George D. Shadid Date: March 14, 2003
George D. Shadid
Director

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Lloyd L. Hill, certify that:

1. I have reviewed this annual report on Form 10-K of Applebee's International, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 14, 2003

By: /s/ Lloyd L. Hill
Lloyd L. Hill
Chairman and Chief Executive Officer
(principal executive officer)

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven K. Lumpkin, certify that:

1. I have reviewed this annual report on Form 10-K of Applebee's International, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 14, 2003

By: /s/ Steven K. Lumpkin
Steven K. Lumpkin
Executive Vice President and
Chief Financial Officer
(principal financial officer)

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

Applebee's International, Inc.:

We have audited the accompanying consolidated balance sheets of Applebee's International, Inc. and subsidiaries (the "Company") as of December 29, 2002 and December 30, 2001, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 29, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2002 and December 30, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets with the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," on December 31, 2001.

DELOITTE & TOUCHE LLP

Kansas City, Missouri
March 5, 2003

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	December 29, 2002	December 30, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 15,169	$ 22,048
Short-term investments, at market value	503	699
Receivables, net of allowance	27,895	22,827
Inventories	11,504	10,165
Prepaid and other current assets	14,508	12,260
Total current assets	69,579	67,999
Property and equipment, net	383,002	330,924
Goodwill	88,715	78,614
Franchise interest and rights, net	1,468	1,800
Other assets	23,350	21,074
	$ 566,114	$ 500,411
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 377	$ 43
Accounts payable	27,479	22,196
Accrued expenses and other current liabilities	84,007	71,551
Accrued dividends	3,323	2,977
Accrued income taxes	—	979
Total current liabilities	115,186	97,746
Non-current liabilities:		
Long-term debt - less current portion	52,186	74,525
Other non-current liabilities	6,161	2,957
Total non-current liabilities	58,347	77,482
Total liabilities	173,533	175,228
Commitments and contingencies (Notes 8, 9, and 12)		
Stockholders' equity:		
Preferred stock - par value $0.01 per share: authorized - 1,000,000 shares; no shares issued	—	—
Common stock - par value $0.01 per share: authorized - 125,000,000 shares; issued - 72,336,788 shares in 2002 and 2001	723	723
Additional paid-in capital	187,523	180,802
Retained earnings	434,621	354,950
Accumulated other comprehensive income, net of income taxes	16	14
	622,883	536,489
Treasury stock - 16,948,371 shares in 2002 and 16,522,099 shares in 2001, at cost	(230,302)	(211,306)
Total stockholders' equity	392,581	325,183
	$ 566,114	$ 500,411

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share amounts)

	Fiscal Year Ended		
	December 29, 2002	December 30, 2001	December 31, 2000
Revenues:			
Company restaurant sales	$ 724,616	$ 651,119	$ 605,414
Franchise income	102,180	93,225	84,738
Total operating revenues	826,796	744,344	690,152
Cost of company restaurant sales:			
Food and beverage	192,424	175,977	166,014
Labor	238,266	208,996	191,402
Direct and occupancy	181,767	164,965	151,611
Pre-opening expense	1,974	1,701	1,659
Total cost of company restaurant sales	614,431	551,639	510,686
General and administrative expenses	81,138	72,935	65,060
Amortization of intangible assets	381	5,851	5,934
Loss on disposition of restaurants and equipment	1,138	1,492	1,265
Operating earnings	129,708	112,427	107,207
Other income (expense):			
Investment income	1,498	1,650	1,484
Interest expense	(2,168)	(7,456)	(9,304)
Other income (expense)	1,098	(4,720)	551
Total other income (expense)	428	(10,526)	(7,269)
Earnings before income taxes	130,136	101,901	99,938
Income taxes	47,109	37,500	36,777
Net earnings	$ 83,027	$ 64,401	$ 63,161
Basic net earnings per common share	$ 1.49	$ 1.16	$ 1.07
Diluted net earnings per common share	$ 1.46	$ 1.13	$ 1.07
Basic weighted average shares outstanding	55,605	55,512	58,841
Diluted weighted average shares outstanding	56,922	56,877	59,170

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
	Shares	Amount					
alance, December 26, 1999	**72,336,788**	**$ 723**	**$ 168,584**	**$233,146**	**$ 50**	**$ (148,630)**	**$ 253,873**
omprehensive income:							
Net earnings	—	—	—	63,161	—	—	63,161
Change in unrealized gain on short-term investments, net of income taxes	—	—	—	—	(11)	—	(11)
otal comprehensive income	—	—	—	63,161	(11)	—	63,150
Purchases of treasury stock	—	—	—	—	—	(43,192)	(43,192)
Dividends declared on common stock, $0.05 per share	—	—	—	(2,776)	—	—	(2,776)
Stock options exercised and related tax benefit	—	—	2,298	—	—	4,201	6,499
Shares issued under employee stock and 401(k) plans	—	—	760	—	—	2,066	2,826
Restricted shares awarded under equity incentive plan, net of cancellations	—	—	556	—	—	943	1,499
Unearned compensation relating to restricted shares	—	—	350	—	—	—	350
Notes receivable from officers for stock sales, net of repayments	—	—	(511)	—	—	—	(511)
alance, December 31, 2000	**72,336,788**	**723**	**172,037**	**293,531**	**39**	**(184,612)**	**281,718**
omprehensive income:							
Net earnings	—	—	—	64,401	—	—	64,401
Change in unrealized gain on short-term investments, net of income taxes	—	—	—	—	(25)	—	(25)
Transition adjustment related to financial instruments, net of taxes	—	—	—	—	(250)	—	(250)
Change in fair value of derivative instruments	—	—	—	—	(4,220)	—	(4,220)
Adjustment for termination of interest rate swap agreements	—	—	—	—	4,470	—	4,470
otal comprehensive income	—	—	—	64,401	(25)	—	64,376
Purchases of treasury stock	—	—	—	—	—	(44,987)	(44,987)
Dividends declared on common stock, $0.05 per share	—	—	—	(2,982)	—	—	(2,982)
Stock options exercised and related tax benefit	—	—	7,472	—	—	16,518	23,990
Shares issued under employee stock and 401(k) plans	—	—	870	—	—	1,392	2,262
Restricted shares awarded under equity incentive plan, net of cancellations	—	—	(254)	—	—	383	129
Unearned compensation relating to restricted shares	—	—	326	—	—	—	326
Net repayments of notes receivable from officers for stock sales	—	—	351	—	—	—	351
alance, December 30, 2001	**72,336,788**	**723**	**180,802**	**354,950**	**14**	**(211,306)**	**325,183**
omprehensive income:							
Net earnings	—	—	—	83,027	—	—	83,027
Change in unrealized gain on short-term investments, net of income taxes	—	—	—	—	2	—	2
otal comprehensive income	—	—	—	83,027	2	—	83,029
Purchases of treasury stock	—	—	—	—	—	(26,113)	(26,113)
Dividends declared on common stock, $0.06 per share	—	—	—	(3,323)	—	—	(3,323)
Stock options exercised and related tax benefit	—	—	2,796	—	—	4,495	7,291
Shares issued under employee stock and 401(k) plans	—	—	2,741	—	—	2,129	4,870
Restricted shares awarded under equity incentive plan	—	—	8	—	—	493	501
Unearned compensation relating to restricted shares	—	—	659	—	—	—	659
Net repayments of notes receivable from officers for stock sales	—	—	517	—	—	—	517
Dividends paid for fractional shares	—	—	—	(33)	—	—	(33)
alance, December 29, 2002	**72,336,788**	**$ 723**	**$ 187,523**	**$434,621**	**$ 16**	**$(230,302)**	**$ 392,581**

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended		
	December 29, 2002	December 30, 2001	December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 83,027	$ 64,401	$ 63,161
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	35,110	31,780	30,208
Amortization of intangible assets	381	5,851	5,934
Write-off of deferred financing costs	—	1,976	—
Amortization of deferred financing costs	195	648	734
Deferred income tax provision (benefit)	3,296	(4,520)	118
Loss on disposition of restaurants and equipment	1,138	1,492	1,265
Income tax benefit from exercise of stock options	1,905	4,807	554
Changes in assets and liabilities (exclusive of effects of acquisitions):			
Receivables	(3,158)	(3,067)	(8,538)
Inventories	(1,067)	2,451	(1,369)
Prepaid and other current assets	(4,358)	(3,992)	393
Accounts payable	5,283	(4,360)	9,590
Accrued expenses and other current liabilities	13,497	10,068	10,353
Accrued income taxes	(979)	(121)	(167)
Other	1,069	(2,323)	(1,393)
NET CASH PROVIDED BY OPERATING ACTIVITIES	135,339	105,091	110,843
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(64,874)	(50,086)	(46,220)
Acquisition of restaurants	(34,250)	—	—
Equity investment in unaffiliated company	—	—	(2,000)
Proceeds from sale of property and equipment	279	433	1,038
Purchases of short-term investments	(150)	(200)	(100)
Maturities and sales of short-term investments	350	774	1,325
NET CASH USED BY INVESTING ACTIVITIES	(98,645)	(49,079)	(45,957)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Purchases of treasury stock	(26,113)	(44,987)	(43,192)
Dividends paid	(3,010)	(2,779)	(2,662)
Issuance of common stock upon exercise of stock options	5,386	19,183	5,945
Shares sold under employee stock purchase plan	2,164	1,234	1,136
Proceeds from issuance of long-term debt	—	70,000	—
Deferred financing costs relating to issuance of long-term debt	—	(577)	—
Net payments on long-term debt	(22,000)	(86,801)	(16,777)
NET CASH USED BY FINANCING ACTIVITIES	(43,573)	(44,727)	(55,550)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,879)	11,285	9,336
CASH AND CASH EQUIVALENTS, beginning of period	22,048	10,763	1,427
CASH AND CASH EQUIVALENTS, end of period	$ 15,169	$ 22,048	$ 10,763

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
(in thousands)

	Fiscal Year Ended		
	December 29, 2002	December 30, 2001	December 31, 2000
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Income taxes	$ 44,983	$ 40,147	$ 36,278
Interest	$ 1,532	$ 7,728	$ 8,188

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

We issued restricted common stock of $1,258,000 in 2002 and $764,000, net of forfeitures in 2001. We had forfeitures of restricted common stock of $107,000 in 2000.

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of the consolidated statements of cash flows, we consider all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Applebee's International, Inc. and our subsidiaries develop, franchise and operate casual dining restaurants under the name "Applebee's Neighborhood Grill & Bar." As of December 29, 2002, there were 1,496 Applebee's restaurants. Franchisees operated 1,139 of these restaurants and 357 restaurants were company operated. These restaurants were located in 49 states and eight international countries.

2. Summary of Significant Accounting Policies

Principles of consolidation: The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries. We have eliminated all intercompany profits, transactions and balances.

Fiscal year: Our fiscal year ends on the last Sunday of the calendar year. The fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000 contained 52, 52 and 53 weeks, respectively. These fiscal years will be referred to as 2002, 2001 and 2000, respectively.

Short-term investments: Short-term investments are comprised of certificates of deposit and preferred stocks. We determine gains and losses from sales using the specific identification method. As of December 29, 2002, we have classified all short-term investments as available-for-sale.

Financial instruments: Our financial instruments as of December 29, 2002 and December 30, 2001 consist of cash equivalents, short-term investments and long-term debt, excluding capitalized lease obligations. The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments. We based the carrying amount of short-term investments on quoted market prices. We based the fair value of our long-term debt, excluding capitalized lease obligations, on quotations made on similar issues. The fair value of these financial instruments approximates the carrying amounts reported in the consolidated balance sheets.

Interest rate swap agreements: In 1998, we entered into interest rate swap agreements to manage our exposure to interest rate fluctuations. Effective January 1, 2001, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138, which require an entity to recognize all derivatives as either assets or liabilities on the balance sheet. The Statement also requires changes in the fair value of the derivative instruments to be recorded in either net earnings or other comprehensive income depending on their intended use. Our interest rate swap agreements met the criteria for hedge accounting under the Statement. We recognized the differential which we paid or received over the term of the swap agreements as a component of interest expense. In November 2001, we terminated our interest rate swap agreements in connection with the refinancing of our then-existing credit facilities. The costs relating to the termination of these agreements of $4,470,000 are reflected in other expense in the consolidated statements of income. These interest rate swap agreements were the only derivative instruments held during fiscal year 2001 as defined under SFAS No. 133. We did not hold any derivative instruments during fiscal year 2002.

Inventories: We state inventories at the lower of cost, using the first-in, first-out method, or market.

Pre-opening expense: We expense direct training and other costs related to opening new or relocated restaurants in the month of opening.

Property and equipment: We state property and equipment at historical cost. Depreciation is provided primarily on a straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the lease term, including renewal options, or the estimated useful life of the related asset. The general ranges of original depreciable lives are as follows:

- Buildings 20 years
- Leasehold improvements 15-20 years
- Furniture and equipment 2-7 years

We record capitalized interest in connection with the development of new restaurants and amortize it over the estimated useful life of the related asset. We capitalized $300,000 in interest costs during 2002, $523,000 during 2001 and $375,000 during 2000.

Software costs: In accordance with American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," certain costs incurred in connection with internal-use software projects are capitalized and amortized over the expected useful life of the asset.

Goodwill: Goodwill represents the excess of cost over fair market value of net assets we have acquired. Through 2001, we amortized goodwill over periods ranging from 15 to 20 years on a straight-line basis. Beginning in fiscal 2002, we ceased amortization of our goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (see Note 6). Accumulated amortization as of December 29, 2002 and December 30, 2001 was $30,348,000.

Impairment of long-lived assets: We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We analyze potential impairments of tangible assets on a restaurant-by-restaurant basis. In 2000, we adjusted the carrying value of certain assets based on their historical cash flows and current estimates of future cash flows. The related pre-tax charge of $263,000 is included in loss on disposition of restaurants and equipment in the accompanying consolidated statement of earnings. We determined the estimated fair value using financial information available to us.

Franchise interest and rights: Franchise interest and rights represent allocations of the purchase price of our 1988 acquisition of the Applebee's concept to the restaurants we acquired and the franchise agreements that we assumed based on an independent valuation. We amortize the allocated costs over the estimated life of the restaurants or the franchise agreements on a straight-line basis ranging from 7 to 20 years. Accumulated amortization as of December 29, 2002 was $4,903,000, and as of December 30, 2001, it was $4,571,000.

Franchise income: Franchise income consists of franchise royalties and franchise fees. We recognize royalties on a franchisee's sales in the period in which the sales occur. We also receive a franchise fee for each restaurant that a franchisee opens. Franchise fees are deferred until we have performed substantially all of our related obligations as franchisor, typically when the restaurant opens. Franchise fees, included in franchise income in the consolidated statements of earnings, totaled $2,692,000 for 2002, $3,800,000 for 2001 and $3,652,000 for 2000.

Advertising costs: We expense most advertising costs for company-owned restaurants as we incur them, but we expense the production costs of advertising the first time the advertising takes place. Advertising expense related to company-owned restaurants was $34,547,000 for 2002, $32,259,000 for 2001 and $31,014,000 for 2000.

Stock-based compensation: We have adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." The

Statement requires prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We account for stock compensation awards under the intrinsic method of Accounting Principles Board ("APB") Opinion No. 25 (see Note 14). Opinion No. 25 requires compensation cost to be recognized based on the excess, if any, between the quoted market price of the stock at the date of grant and the amount an employee must pay to acquire the stock. All options awarded under all of our plans are granted with an exercise price equal to the fair market value on the date of the grant. The following table presents the effect on our net earnings and earnings per share had we adopted the fair value method of accounting for stock-based compensation under SFAS No. 123, "Accounting for Stock-Based Compensation" (in thousands, except for per share amounts).

	2002	2001	2000
Net earnings, as reported	$ 83,027	$ 64,401	$ 63,161
Less: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related taxes	6,018	4,619	2,739
Pro forma net earnings	$ 77,009	$ 59,782	$ 60,422
Basic net earnings per common share, as reported	$ 1.49	$ 1.16	$ 1.07
Basic net earnings, per common share, pro forma	$ 1.38	$ 1.08	$ 1.03
Diluted net earnings per common share, as reported	$ 1.46	$ 1.13	$ 1.07
Diluted net earnings per common share, pro forma	$ 1.35	$ 1.05	$ 1.02

The weighted average fair value at date of grant for options granted during 2002, 2001 and 2000 was $9.66, $7.33 and $5.63 per share, respectively, which, for the purposes of this disclosure, is assumed to be amortized over the respective vesting period of the grants. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000: dividend yield of 0.3%, 0.4% and 0.3%, respectively; expected volatility of 46.9%, 48.7% and 46.8%, respectively; risk-free interest rate of 2.5%, 4.2% and 5.1%, respectively; and expected lives of 5.2, 5.0 and 4.9 years, respectively.

Earnings per share: We compute basic earnings per share by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if holders of options or other contracts to issue common stock exercised or converted their holdings into common stock. Outstanding stock options and equity-based compensation represent the only dilutive effects on weighted average shares. The chart below presents a reconciliation between basic and diluted weighted average shares outstanding and the related earnings per share. All references to the number of shares and per share amounts of common stock have been restated to reflect the stock split declared in May 2002 (see Note 13). All amounts in the chart, except per share amounts, are expressed in thousands.

	2002	2001	2000
Net earnings	$ 83,027	$ 64,401	$ 63,161
Basic weighted average shares outstanding	55,605	55,512	58,841
Dilutive effect of stock options and equity-based compensation	1,317	1,365	329
Diluted weighted average shares outstanding	56,922	56,877	59,170
Basic net earnings per common share	$ 1.49	$ 1.16	$ 1.07
Diluted net earnings per common share	$ 1.46	$ 1.13	$ 1.07

We excluded stock options with exercise prices greater than the average market price of our common stock for the applicable periods from the computation of diluted weighted average shares outstanding. There were approximately 118,000 of these options for 2002, 183,000 options for 2001 and 1,626,000 options for 2000.

Gift certificates: We record a liability in the period in which a gift certificate is issued and proceeds are received. As gift certificates are redeemed, this liability is reduced and revenue is recognized.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates, which are frequently made in consultation with certain third-party advisors, include, but are not limited to, estimates for legal actions and general liability, workers' compensation and health insurance, long-term incentives, and the collectibility of receivables.

We are periodically involved in various legal actions arising in the normal course of business. We are required to assess the probability of any adverse judgments as well as the potential range of loss. We determine the required accruals after a review of the facts of each legal action.

The estimated liability for general liability, workers' compensation and health insurance is established based upon historical claims data and third-party actuarial estimates of settlement costs for incurred claims. We recognized expense of $14,072,000 in 2002, $12,222,000 in 2001 and $10,428,000 in 2000 related to these types of insurance in our consolidated financial statements. Unanticipated changes in these factors may require us to revise our estimates.

We have various long-term employee incentive compensation plans which require us to make estimates to determine our liability based upon projected performance of plan criteria. If actual performance against the criteria differs from our estimates in the future, we will be required to adjust our liability accordingly.

We continually assess the collectibility of our franchise receivables. We establish our allowance for bad debts based on several factors, including historical collection experience, the current economic environment and other specific information available to us at the time. The allowance for bad debts may change in the future due to changes in the factors above or other new developments.

Estimates and assumptions used by management affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting pronouncements: In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting and requires separate recognition of intangible assets that meet certain criteria. This Statement applies to all business combinations after June 30, 2001.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", and we adopted this Statement effective December 31, 2001. SFAS No. 142 requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. This Statement also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. In the first quarter of fiscal 2002, we completed the first step of the required two-step goodwill impairment testing and ceased amortization of goodwill. The first step of the impairment test required us to compare the fair value of each reporting unit to its carrying value to determine whether there was an indication that an impairment existed. If there had been an indication of impairment, we would have allocated the fair value of the reporting unit to its assets and liabilities as if the reporting unit had been acquired in a business combination. During 2002, no impairment losses were recorded under SFAS No. 142.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 retains many of the provisions of SFAS No. 121, but addresses certain implementation issues associated with that Statement. We adopted SFAS No. 144 effective December 31, 2001. The adoption of SFAS No. 144 did not have a material impact on our consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS Nos. 4 and 64 required gains and losses from extinguishment of debt to be classified as extraordinary items. SFAS No. 145 rescinds this requirement and stipulates that gains or losses on extinguishment of debt would have to meet the criteria of APB Opinion No. 30 to be classified as an extraordinary item. In addition, any extraordinary gains or losses on extinguishment of debt in prior periods presented would require reclassification. SFAS No. 145 is required, with early adoption encouraged, for fiscal years beginning after May 15, 2002. We early adopted SFAS No. 145 during the fourth quarter of fiscal 2002 and as a result, we reclassified the $1,249,000 (net of a related tax benefit of $727,000) extraordinary loss from the extinguishment of debt in our 2001 consolidated statements of earnings to other expense and income taxes.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized only when the liability is incurred and measured at fair value. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect the initial adoption of this Statement to have a material impact on our results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 supersedes Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," and provides guidance to guarantors on the recognition and disclosure concerning obligations under certain guarantees in interim and annual financial statements. The initial recognition and measurement provisions of Interpretation No. 45 are effective for guarantees issued or modified after December 31, 2002, and are to be applied prospectively. The disclosure requirements are effective for financial statements for interim or annual periods ending after December 15, 2002. We adopted the initial recognition provisions of

Interpretation No. 45 in January of 2003. The disclosure provisions of this Interpretation are effective for us as of December 29, 2002. The initial adoption of Interpretation No. 45 did not have a material impact on our results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This Statement also amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in annual and interim financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions of this Statement are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We have adopted the disclosure provision of SFAS No. 148.

Reclassifications: We have made certain reclassifications to the consolidated financial statements to conform to the 2002 presentation.

3. Acquisition

On November 7, 2002, we acquired the operations and assets of 21 Applebee's restaurants located in the Washington, D.C. area from a franchisee. Under the terms of the purchase agreement and the agreement with the franchisee's secured lender, the total purchase price of the acquisition was $34,250,000. The agreement also provides for additional consideration in July 2004 if the restaurants achieve cash flows in excess of historical levels. Our financial statements reflect the results of operations for these restaurants subsequent to the date of acquisition. The purchase price of $34,250,000 has been allocated to the fair value of property and equipment of $25,200,000, goodwill of $10,100,00 and other net current liabilities of $1,050,000.

4. Receivables

Receivables are comprised of the following (in thousands):

	December 29, 2002	December 30, 2001
Franchise royalty, advertising and trade receivables	$ 24,011	$ 21,828
Credit card receivables	4,724	3,769
Franchise fee receivables	418	183
Interest and dividends receivable	20	34
Other	2,811	1,356
	31,984	27,170
Less allowance for bad debts	4,089	4,343
	$ 27,895	$ 22,827

The bad debts provision totaled $795,000 for 2002, $1,253,000 for 2001 and $1,376,000 for 2000. We had write-offs against the allowance for bad debts of $1,049,000 during 2002, $47,000 during 2001 and $674,000 during 2000.

5. Prepaid and Other Current Assets

Prepaid and other current assets are comprised of the following (in thousands):

	December 29, 2002	December 30, 2001
Prepaid income taxes	$ 5,002	$ —
Deferred income taxes	4,601	6,702
Other	4,905	5,558
	$ 14,508	$ 12,260

6. Goodwill and Other Intangible Assets

We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective December 31, 2001 (see Note 2). In November of 2002, we completed the annual goodwill impairment test required under the provisions of SFAS No. 142. We determined that no impairment exists and as a result, no impairment losses were recorded in 2002.

The changes in goodwill are summarized below (in thousands):

	December 29, 2002	December 30, 2001
Carrying amount, beginning of the year	$ 78,614	$ 83,265
Reclassification from intangible assets to goodwill	—	649
Goodwill acquired	10,101	—
Amortization	—	(5,300)
	$ 88,715	$ 78,614

The effect of the adoption of SFAS No. 142 on net income and earnings per share is as follows (in thousands, except per share amounts):

	Fiscal Year Ended		
	2002	2001	2000
Net earnings, as reported	$ 83,027	$ 64,401	$ 63,161
Goodwill amortization (net of income taxes)	—	3,350	3,414
Net earnings, as adjusted	$ 83,027	$ 67,751	$ 66,575
Basic net earnings per common share, as reported	$ 1.49	$ 1.16	$ 1.07
Goodwill amortization (net of income taxes)	—	0.06	0.06
Basic net earnings per common share, as adjusted	$ 1.49	$ 1.22	$ 1.13
Diluted net earnings per common share, as reported	$ 1.46	$ 1.13	$ 1.07
Goodwill amortization (net of income taxes)	—	0.06	0.06
Diluted net earnings per common share, as adjusted	$ 1.46	$ 1.19	$ 1.13

Intangible assets subject to amortization pursuant to SFAS No. 142 consist of franchise interest and rights and are summarized below (in thousands):

	December 29, 2002	December 30, 2001
Gross carrying amount	$ 6,371	$ 6,371
Less, accumulated amortization	4,903	4,571
Net	$ 1,468	$ 1,800

We expect annual amortization expense for all intangible assets for the next five fiscal years to range from approximately $280,000 to $380,000.

7. Other Assets

Other assets are comprised of the following (in thousands):

	December 29, 2002	December 30, 2001
Notes receivable	$ 9,371	$ 9,240
Liquor licenses	4,445	4,426
Minority investment in unaffiliated company, at cost	2,250	2,250
Nonqualified deferred compensation plan investments	2,425	—
Deferred financing costs, net	362	547
Other	4,497	4,611
	$ 23,350	$ 21,074

We have included in notes receivable above, an 8% subordinated note due in 2009 related to our divestiture of the Rio Bravo concept in 1999. The balance of this notes receivable, including capitalized interest, totaled approximately $8,600,000 and $7,800,000 as of December 29, 2002 and December 30, 2001, respectively.

8. Property and Equipment

Property and equipment, net, is comprised of the following (in thousands):

	December 29, 2002	December 30, 2001
Land	$ 74,415	$ 67,663
Buildings and leasehold improvements	307,818	260,776
Furniture and equipment	157,278	141,756
Construction in progress	12,311	3,672
	551,822	473,867
Less accumulated depreciation and capitalized lease amortization	168,820	142,943
	$ 383,002	$ 330,924

We had property under capitalized leases of $4,055,000 at December 29, 2002 and December 30, 2001 which is included in buildings and leasehold improvements. We had accumulated amortization of such property of $1,368,000 at December 29, 2002 and $1,129,000 at December 30, 2001. These capitalized leases relate to the buildings on certain restaurant properties. The land portion of the restaurant property leases is accounted for as an operating lease.

We had depreciation and capitalized lease amortization expense relating to property and equipment of $35,110,000 for 2002, $31,780,000 for 2001 and $30,208,000 for 2000. Of these amounts, capitalized lease amortization was $239,000 during 2002 and 2001, and $243,000 during 2000.

We lease certain of our restaurants. The leases generally provide for payment of minimum annual rent, real estate taxes, insurance and maintenance and, in some cases, contingent rent (calculated as a percentage of sales) in excess of minimum rent. Total rental expense for all operating leases is comprised of the following (in thousands):

	2002	2001	2000
Minimum rent	$ 14,267	$ 12,105	$ 10,892
Contingent rent	1,115	1,054	1,112
	$ 15,382	$ 13,159	$ 12,004

The present value of capitalized lease payments and the future minimum lease payments under noncancelable operating leases (including leases executed for sites to be developed in 2003) as of December 29, 2002 are as follows (in thousands):

	Capitalized Leases	Operating Leases
2003	$ 716	$ 16,430
2004	741	15,770
2005	767	14,895
2006	794	14,301
2007	822	13,587
Thereafter	6,714	109,719
Total minimum lease payments	10,554	$ 184,702
Less amounts representing interest	6,316	
Present value of minimum lease payments	$ 4,238	

9. Long-Term Debt

Long-term debt, including capitalized lease obligations, is comprised of the following (in thousands):

	December 29, 2002	December 30, 2001
Unsecured revolving credit facility; interest at LIBOR plus 1% or prime rate, due November 2004	$ 48,000	$ 70,000
Capitalized lease obligations (Note 8)	4,238	4,243
Other	325	325
Total long-term debt	52,563	74,568
Less current portion of long-term debt	377	43
Long-term debt - less current portion	$ 52,186	$ 74,525

In November 2001, we completed the refinancing of our senior term loan and working capital facilities. The new bank credit agreement provides for a $150,000,000 three-year unsecured revolving credit facility, of which $25,000,000 may be used for the issuance of letters of credit. The proceeds were used to repay indebtedness related to our prior credit facilities.

The new facility bears interest at either the bank's prime rate or LIBOR plus 1%, at our option. We are required to pay a commitment fee of 0.20% on any unused portion of the facility. The interest rate and commitment fee are subject to change based upon our leverage ratio.

The new facility is subject to various covenants and restrictions which, among other things, require the maintenance of stipulated fixed charge, leverage and indebtedness to capitalization ratios, as defined, and limit additional indebtedness and capital expenditures in excess of specified amounts. Cash dividends are limited to $10,000,000 annually. The facility is subject to standard other terms, conditions, covenants, and fees. We are currently in compliance with the covenants contained in our credit agreement.

As a result of the refinancing in 2001, we wrote-off the remaining balance of the deferred financing costs related to our prior agreement and terminated our interest rate swap agreements. The interest rate swap termination costs of $4,470,000 and the write-off of deferred financing costs of $1,976,000 are reflected in other expense in the 2001 consolidated statement of income.

As of December 29, 2002, borrowings of $48,000,000 and standby letters of credit totaling $11,691,000 were outstanding under our $150,000,000 revolving credit facility. We also have a standby letter of credit for $827,000 outstanding with another financial institution.

Maturities of long-term debt, including capitalized lease obligations ending during the years indicated, are as follows (in thousands):

2003	$ 377
2004	48,070
2005	98
2006	137
2007	188
Thereafter	3,693
	$ 52,563

10. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of the following (in thousands):

	December 29, 2002	December 30, 2001
Compensation and related taxes	$ 28,688	$ 22,618
Gift certificates	21,197	18,421
Sales and use taxes	4,812	4,184
Insurance	9,926	8,611
Rent	5,113	4,276
Other	14,271	13,441
	$ 84,007	$ 71,551

11. Income Taxes

We, along with our subsidiaries, file a consolidated federal income tax return. The income tax provision consists of the following (in thousands):

	2002	2001	2000
Current provision:			
Federal	$ 39,136	$ 36,571	$ 31,289
State and local	4,677	5,449	5,370
Deferred provision (benefit)	3,296	(4,520)	118
Income taxes	$ 47,109	$ 37,500	$ 36,777

The deferred income tax provision (benefit) is comprised of the following (in thousands):

	2002	2001	2000
Depreciation	$ 829	$ (3,201)	$ 1,311
Other	2,467	(1,319)	(1,193)
Deferred income tax provision (benefit)	3,296	(4,520)	118
Deferred income taxes related to change in unrealized gain on investments	(9)	(15)	(6)
Net change in deferred income taxes	$ 3,287	$ (4,535)	$ 112

A reconciliation between the income tax provision and the expected tax determined by applying the statutory federal income tax rates to earnings before income taxes follows (in thousands):

	2002	2001	2000
Federal income tax at statutory rates	$ 45,548	$ 35,665	$ 34,978
Increase (decrease) to income tax expense:			
State and local income taxes, net of federal benefit	3,247	3,127	3,502
Employment related tax credits, net	(2,871)	(2,582)	(2,207)
Other	1,185	1,290	504
Income taxes	$ 47,109	$ 37,500	$ 36,777

The net current deferred income tax asset amounts are included in "prepaid and other current assets" and the net non-current deferred income tax liability amounts are included in "other non-current liabilities" in the accompanying consolidated balance sheets. The significant components of deferred income tax assets and liabilities and the related balance sheet classifications are as follows (in thousands):

	December 29, 2002	December 30, 2001
Classified as current:		
Allowance for bad debts	$ 1,480	$ 1,598
Accrued expenses	2,398	3,328
Other, net	723	1,776
Net deferred income tax asset	$ 4,601	$ 6,702
Classified as non-current:		
Depreciation	$ (6,007)	$ (2,864)
Franchise deposits	401	557
Other, net	2,978	865
Net deferred income tax liability	$ (2,628)	$ (1,442)

12. Commitments and Contingencies

Litigation, claims and disputes: We are involved in various legal actions arising in the normal course of business. These matters include, without limitation, such matters as employment law related claims and disputes with two international franchisees regarding disclosures we allegedly made or omitted. In each instance, we believe that we have meritorious defenses to the allegations made and we are vigorously defending these claims.

While the resolution of the matters described above may have an impact on our financial results for the period in which they are resolved, we believe that the ultimate disposition of these matters will not, individually or in the aggregate, have a material adverse effect upon our business or consolidated financial position.

Lease guarantees: In connection with the sale of restaurants to franchisees and other parties, we have, in certain cases, remained contingently liable for the remaining lease payments. As of December 29, 2002, the aggregate amount of these lease payments totaled approximately $24,200,000. These leases expire at various times throughout the next several years with the final lease agreement expiring in 2018. The buyers have indemnified us from any losses related to these guarantees. We have not recorded a liability as of December 29, 2002 or December 30, 2001.

Severance agreements: We have severance and employment agreements with certain officers providing for severance payments to be made in the event the employee resigns or is terminated related to a change in control. The agreements define the circumstances which will constitute a change in control. If the severance payments had been due as of December 29, 2002, we would have been required to make payments totaling approximately $8,900,000. In addition, we have severance and employment agreements with certain officers which contain severance provisions not related to a change in control. Those provisions would have required aggregate payments of approximately $5,500,000 if such officers had been terminated as of December 29, 2002.

13. Stockholders' Equity

On September 7, 1994, our Board of Directors adopted a Shareholder Rights Plan (the "Rights Plan") and declared a dividend, issued on September 19, 1994, of one Right for each outstanding share of our Common Stock (the "Common Shares"). Stockholders may exercise their Rights if any person or group acquires more than 15% of the outstanding Common Shares or makes a tender offer for more than 15% (20% if an Institutional Investor, as defined) of our outstanding Common Shares unless the person or group has acquired the shares or made the tender offer as part of a Qualifying Offer (as defined). If such an event occurred, each Right entitles its holder to purchase for $75 the economic equivalent of Common Shares, or in certain circumstances, stock of the acquiring entity, worth twice as much. This is true for all stockholders except the acquiror. The Rights will expire on September 7, 2004 unless we redeem them earlier. If we redeem the Rights before stockholders can exercise them, we will pay $0.01 per Right.

In February 2001, our Board of Directors authorized the repurchase of up to $55,000,000 of our common stock through 2001, subject to market conditions and applicable restrictions imposed by our then-current credit agreement. As of December 30, 2001, we had $20,600,000 remaining on this authorization. In February 2002, our Board of Directors extended the 2001 authorization through 2002. In May 2002, our Board of Directors authorized an additional repurchase of $75,000,000 of our common stock through May 2005. During 2002, we repurchased 1,210,000 shares of our common stock at an average price of $21.58 for an aggregate cost of $26,100,000. As of December 29, 2002, we had $69,500,000 remaining under the 2002 authorization.

On May 9, 2002, we declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on May 24, 2002, payable on June 11, 2002. We issued approximately 24,100,000 shares of common stock as a result of the stock split. All references to the number of shares and per share amounts of common stock have been restated to reflect the stock split. We have reclassified an amount equal to the par value of the number of shares issued to common stock from retained earnings.

14. Employee Benefit Plans

Employee stock option plans: During 1989, our Board of Directors approved the 1989 Employee Stock Option Plan (the "1989 Plan") which provided for the grant of both qualified and nonqualified options as determined by a committee appointed by the Board of Directors. At the 1995 Annual Meeting of Stockholders, the 1989 Employee Stock Option Plan was terminated, and the 1995 Equity Incentive Plan (the "1995 Plan") was approved. The termination of the 1989 Stock Option Plan did not affect existing options which were outstanding when the plan was terminated.

Options under the 1989 Plan were granted for a term of three to ten years and were generally exercisable one year from date of grant. The 1995 Plan allows the committee to grant stock options, stock appreciation rights, restricted stock awards, performance unit awards and performance share awards (collectively, "Awards") to eligible participants. The 1995 Plan authorizes the committee to issue up to 8,100,000 shares. Options granted under the 1995 Plan during 1995 have a term of five to ten years and are generally exercisable three years from date of grant. Options granted under the 1995 Plan during 1996 through 1998 have a term of ten years and are generally 50% exercisable three years from date of grant, 25% exercisable four years from date of grant, and 25% exercisable five years from date of grant. Options granted under the 1995 Plan during 1999 through 2002 have a term of ten years and are generally exercisable at either one, three or five years from the date of grant. Subject to the terms of the 1995 Plan, the committee has the sole discretion to determine the employees to whom it grants Awards, the size and types of the Awards, and the terms and conditions of the Awards.

During 1999, our Board of Directors approved the 1999 Employee Incentive Plan (the "1999 Plan") which allows the committee to grant nonqualified stock options, stock appreciation rights, restricted stock, performance units and performance shares to eligible participants. The 1999 Plan authorizes the committee to issue up to 1,649,250 shares. Options granted under the 1999 Plan have a term of ten years and are generally exercisable one, two or three years from the date of grant. Under all three plans, the option price for both qualified and nonqualified options cannot be less than the fair market value of our common stock on the date the committee grants the options.

All three plans permit the committee to grant performance shares. Performance shares represent rights to receive our common stock based upon certain performance criteria. In 2000, the committee approved performance share plans which have a one-year and a three-year performance period. In 2001 and 2002, the committee approved performance share plans with a three-year performance period. We recorded compensation expense of $865,000 in 2002, $926,000 in 2001 and $341,000 in 2000 related to these grants. These amounts were based on the market price of our common stock at the end of each fiscal year.

We account for all three plans in accordance with APB Opinion No. 25 which requires us to recognize compensation cost based on the excess, if any, between the quoted market price of the stock at the date of grant and the amount an employee must pay to acquire the stock. Under this method, we have recognized no compensation cost for stock option awards.

Transactions relative to all three plans are as follows:

	1999 Plan		1995 Plan		1989 Plan	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at December 26, 1999	186,722	$ 12.81	4,535,867	$11.69	300,375	$ 6.75
Granted	245,250	$ 12.22	804,375	$12.44	–	–
Exercised	–	–	(465,291)	$11.77	(53,775)	$ 8.46
Canceled	(55,125)	$ 12.53	(505,497)	$11.41	–	–
Options outstanding at December 31, 2000	376,847	$ 12.47	4,369,454	$11.97	246,600	$ 6.39
Granted	807,375	$ 15.98	1,245,697	$15.75	–	–
Exercised	–	–	(1,643,713)	$11.93	(170,775)	$ 6.49
Canceled	(82,950)	$ 13.97	(269,724)	$11.88	(1,125)	$ 6.03
Options outstanding at December 30, 2001	1,101,272	$ 14.93	3,701,714	$13.27	74,700	$ 6.14
Granted	543,875	$ 22.91	904,760	$22.04	–	–
Exercised	(69,750)	$ 12.88	(448,668)	$12.02	(17,925)	$ 6.14
Canceled	(145,349)	$ 16.58	(433,419)	$12.67	–	–
Options outstanding at December 29, 2002	1,430,048	$ 17.90	3,724,387	$15.62	56,775	$ 6.14
Options available for grant at December 29, 2002	115,800		1,006,272		–	

The number of options exercisable for each plan are summarized below:

	1999 Plan		1995 Plan		1989 Plan	
	Options Exercisable	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
December 31, 2000	–	–	2,057,024	$12.38	246,600	$ 6.39
December 30, 2001	–	–	992,685	$12.31	74,700	$ 6.14
December 29, 2002	65,250	$ 12.93	1,284,463	$12.62	56,775	$ 6.14

The following table summarizes information relating to fixed-priced stock options outstanding for all three plans at December 29, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
1989 Plan:					
$ 6.13 to $ 6.15	56,775	1.6 years	$ 6.14	56,775	$ 6.14
1995 Plan:					
$ 9.27 to $ 9.64	169,471	5.5 years	$ 9.29	81,172	$ 9.29
$11.08 to $11.45	154,411	5.3 years	$11.17	101,286	$11.17
$12.30 to $12.67	1,340,801	5.5 years	$12.48	875,059	$12.58
$13.44 to $15.98	970,445	8.1 years	$14.63	214,447	$14.21
$20.20 to $25.50	1,089,259	9.0 years	$21.98	12,499	$22.07
$ 9.27 to $25.50	3,724,387	7.2 years	$15.62	1,284,463	$12.62
1999 Plan:					
$ 9.86 to $11.14	23,625	7.6 years	$10.36	–	–
$12.30 to $15.98	717,628	7.8 years	$14.04	65,250	$12.93
$17.07 to $26.39	688,795	9.1 years	$22.18	–	–
$ 9.86 to $26.39	1,430,048	8.4 years	$17.90	65,250	$12.93

Restricted stock awards: During 2001 and 2002, the committee granted restricted stock awards to certain officers and key employees. These awards vest over either a two-year or three-year period. We recorded unearned compensation for the market value of the stock at the date of grant, and we showed this as a reduction to stockholders' equity in the accompanying consolidated balance sheets. We are amortizing unearned compensation ratably to expense over the vesting period. Accordingly, we recognized compensation expense of $659,000, $326,000 and $350,000 in 2002, 2001 and 2000, respectively.

Nonqualified deferred compensation plan: In 2002, we entered into a rabbi trust agreement to protect the assets of the nonqualified deferred compensation plan for certain of our employees. Each participant's account is comprised of their contribution, our matching contribution and each participant's share of earnings or losses in the plan. In accordance with EITF No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Are Held in a Rabbi Trust and Invested," the accounts of the rabbi trust are reported in our consolidated financial statements. As of December 29, 2002, our consolidated balance sheet includes the investments in other assets and the offsetting obligation is included in other non-current liabilities. The deferred compensation plan investments are considered trading securities and are reported at fair value with the realized and unrealized holding gains and losses related to these investments, as well as the offsetting compensation expense, recorded in operating income.

Employee retirement plans: During 1992, we established a profit sharing plan and trust in accordance with Section 401(k) of the Internal Revenue Code. We make matching contributions of 50% of employee contributions not to exceed 4.0% of an employee's compensation in any year. We make our contributions in shares of our common stock. Our contributions vest at the rate of 20% after the employee's second year of service, 60% after three years of service, 80% after four years of service and 100% after five years of service. During 1994, we established a non-qualified defined contribution retirement plan for key employees. In 2002, this plan was terminated and a new nonqualified deferred compensation plan was established (see nonqualified deferred compensation plan above). Our contributions under these plans were $1,697,000 in 2002, $1,441,000 in 2001 and $1,170,000 in 2000.

Employee stock purchase plan: During 1996, we established an employee stock purchase plan in accordance with Section 423 of the Internal Revenue Code. The plan was approved at the 1997 Annual Meeting of Stockholders. The plan allowed employees to purchase shares of our common stock at a 10% discount through payroll deductions through 2000. In 2001, the plan was amended to increase the discount to 15%. The Board has authorized 900,000 common shares under the plan. Employees purchased 117,932 shares under this plan during 2002, 93,810 during 2001 and 104,595 shares during 2000.

Employee stock ownership plan: Our Board of Directors approved an employee stock ownership plan in January 1997. We contributed to this plan completely at our discretion. Our contributions to the plan were $200,000 for 2000 and were made in shares of our common stock. During 2001, we terminated the employee stock ownership plan and did not make any contributions to the plan. The assets of this plan were transferred to the 401(k) plan.

15. Related Party Transactions

We had a policy which allowed us to loan executives money to be used to invest in our stock to meet guidelines which require executives to own certain amounts of our stock. This policy was terminated in June of 2002 and no new loans will be granted. We had loans that were granted prior to the termination of this policy outstanding for a total of $99,000 as of December 29, 2002 to two officers and $615,000 to three officers as of December 30, 2001. These loans had interest rates ranging from 4.7% to 6.8% and are collateralized by the stock. These loans are reflected as a reduction to additional paid-in capital in our consolidated balance sheets.

As of December 29, 2002 and December 30, 2001, we had a loan outstanding with an interest rate of 5% to an officer for moving related assistance in the amount of $310,000. This officer made an interest and principal payment in March 2003. The remaining principal of $210,000, as well as accrued interest, is due in October 2004.

16. Quarterly Results of Operations (Unaudited)

The following presents the unaudited consolidated quarterly results of operations for 2002 and 2001. During the fourth quarter of 2001, we incurred costs relating to the termination of interest rate swap agreements of $4,470,000 and a write-off of previously deferred financing costs related to the refinancing of our prior credit facilities of $1,976,000, which are reflected in other expense. All amounts, except per share amounts, are expressed in thousands.

	2002			
	Fiscal Quarter Ended			
	March 31, 2002	June 30, 2002	September 29, 2002	December 29, 2002
Revenues:				
Company restaurant sales	$174,973	$178,893	$182,807	$187,943
Franchise income	24,840	25,484	26,033	25,823
Total operating revenues	199,813	204,377	208,840	213,766
Cost of company restaurant sales:				
Food and beverage	47,407	47,073	47,765	50,179
Labor	57,457	58,881	60,054	61,874
Direct and occupancy	42,872	44,291	47,009	47,595
Pre-opening expense	335	305	792	542
Total cost of company restaurant sales	148,071	150,550	155,620	160,190
General and administrative expenses	19,246	19,553	20,049	22,290
Amortization of intangible assets	138	52	95	96
Loss (gain) on disposition of restaurants and equipment	294	727	458	(341)
Operating earnings	32,064	33,495	32,618	31,531
Other income (expense):				
Investment income	397	381	346	374
Interest expense	(633)	(555)	(414)	(566)
Other income (expense)	101	482	513	2
Total other income (expense)	(135)	308	445	(190)
Earnings before income taxes	31,929	33,803	33,063	31,341
Income taxes	11,654	12,338	12,068	11,049
Net earnings	$ 20,275	$ 21,465	$ 20,995	$ 20,292
Basic net earnings per common share	$ 0.36	$ 0.38	$ 0.38	$ 0.37
Diluted net earnings per common share	$ 0.35	$ 0.37	$ 0.37	$ 0.36
Basic weighted average shares outstanding	55,878	55,872	55,654	55,212
Diluted weighted average shares outstanding	57,327	57,374	56,714	56,512

	2001			
	Fiscal Quarter Ended			
	April 1, 2001	July 1, 2001	September 30, 2001	December 30, 2001
Revenues:				
Company restaurant sales	$160,143	$162,035	$164,238	$164,703
Franchise income	22,234	23,885	23,787	23,319
Total operating revenues	182,377	185,920	188,025	188,022
Cost of company restaurant sales:				
Food and beverage	43,305	43,633	44,489	44,550
Labor	50,900	51,533	52,864	53,699
Direct and occupancy	40,759	41,104	41,459	41,643
Pre-opening expense	135	132	632	802
Total cost of company restaurant sales	135,099	136,402	139,444	140,694
General and administrative expenses	17,166	18,085	19,197	18,487
Amortization of intangible assets	1,463	1,462	1,463	1,463
Loss on disposition of restaurants and equipment	187	571	329	405
Operating earnings	28,462	29,400	27,592	26,973
Other income (expense):				
Investment income	357	415	479	399
Interest expense	(2,357)	(2,043)	(1,831)	(1,225)
Other income (expense)	90	385	322	(5,517)
Total other expense	(1,910)	(1,243)	(1,030)	(6,343)
Earnings before income taxes	26,552	28,157	26,562	20,630
Income taxes	9,771	10,361	9,776	7,592
Net earnings	$ 16,781	$ 17,796	$ 16,786	$ 13,038
Basic net earnings per common share	$ 0.30	$ 0.32	$ 0.30	$ 0.23
Diluted net earnings per common share	$ 0.30	$ 0.31	$ 0.30	$ 0.23
Basic weighted average shares outstanding	55,674	55,371	55,366	55,636
Diluted weighted average shares outstanding	56,442	56,808	56,820	57,163

17. Subsequent Event

On January 20, 2003, we reached an agreement with a franchisee to acquire the operations and assets of 11 Applebee's restaurants located in Illinois, Indiana, Kentucky and Missouri for $23,200,000 in cash at closing, subject to adjustment. The acquisition of the restaurants is anticipated to close late in the first quarter of 2003, subject to obtaining operating licenses and other third-party consents.

APPLEBEE'S INTERNATIONAL, INC.
EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Certificate of Incorporation, as amended, of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).
3.2	Restated and Amended By-laws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 1996).
4.1	Shareholder Rights Plan contained in Rights Agreement dated as of September 7, 1994, between Applebee's International, Inc. and Chemical Bank, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 25, 1994).
4.2	Amendment dated May 13, 1999 to Shareholder Rights Plan contained in Rights Agreement dated as of September 7, 1994, between Applebee's International, Inc. and Chemical Bank, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 1999).
4.3	Amendment dated December 12, 2002 to Shareholder Rights Plan contained in Rights Agreement dated as of September 7, 1994, between Applebee's International, Inc. and Chemical Bank, as Rights Agent.
4.4	Certificate of Adjustment of Shareholder Rights Plan contained in Rights Agreement dated as of September 7, 1994, between Applebee's International, Inc. and Chemical Bank, as Rights Agent, as amended (incorporated by reference to Exhibit 4.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2002).
4.5	Certificate of the Voting Powers, Designations, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications of Series A Participating Cumulative Preferred Stock of Applebee's International, Inc. (incorporated by reference to Exhibit 4.2 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 25, 1994).
10.1	Indemnification Agreement, dated March 16, 1988, between Abe J. Gustin, Jr. and Applebee's International, Inc. (incorporated by reference to Exhibit 10.2 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 25, 1994).
10.2	Indemnification Agreement, dated March 16, 1988, between Johyne Reck and Applebee's International, Inc. (incorporated by reference to Exhibit 10.3 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 25, 1994).
10.3	Form of Applebee's Development Agreement (incorporated by reference to Exhibit 10.4 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2001).

Exhibit Number	Description of Exhibit
10.4	Form of Applebee's Franchise Agreement (incorporated by reference to Exhibit 10.5 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2001).
10.5	Schedule of Applebee's Development and Franchise Agreements as of December 29, 2002.
10.6	Revolving Credit Agreement dated as of November 5, 2001 (incorporated by reference to Exhibit 10.6 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2001).
10.7	Asset Purchase Agreement between Applebee's International, Inc. and Apple Capitol Group, LLC dated as of July 16, 2002 (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2002).
10.8	Assignment Agreement between Lehman Brothers Holdings, Inc. and Applebee's International, Inc. dated as of October 1, 2002 (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2002).
	Management Contracts and Compensatory Plans or Arrangements
10.9	1995 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.7 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2001).
10.10	Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001 and Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2002).
10.11	1999 Management and Executive Incentive Plan (incorporated by reference to Exhibit 10.13 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 26, 1999).
10.12	Nonqualified Deferred Compensation Plan.
10.13	1999 Employee Incentive Plan, as amended (incorporated by reference to Exhibit 10.11 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2001).
10.14	2001 Senior Executive Bonus Plan (incorporated by reference to Exhibit 10.12 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2001).
10.15	Employment Agreement, dated January 27, 1994, with Lloyd L. Hill (incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 1994).

Exhibit Number	Description of Exhibit
10.16	Severance and Noncompetition Agreement, dated January 27, 1994, with Lloyd L. Hill (incorporated by reference to Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 1994).
10.17	Employment Agreement, dated March 1, 1995, with George D. Shadid (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 1995).
10.18	Agreement Regarding Employment (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001).
10.19	Employment Agreement dated August 7, 2002, with Steven K. Lumpkin (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2002).
10.20	Memorandum of Understanding dated October 5, 2002 with Louis A. Kaucic.
10.21	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.29 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 25, 1994).
10.22	Schedule of parties to Indemnification Agreement.
10.23	Previous Form of Change in Control Agreement (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 1998) and schedule of parties thereto.
10.24	Previous Form of Change in Control Agreement (incorporated by reference to Exhibit 10.23 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1998) and schedule of parties thereto.
10.25	Current Form of Change in Control Agreement (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2001) and schedule of parties thereto.
21	Subsidiaries of Applebee's International, Inc.
23.1	Consent of Deloitte & Touche LLP.
24	Power of Attorney (see page 29 of the Form 10-K).
99.1	Certification of Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer.

We will furnish any exhibit upon the payment of a specified reasonable fee which fee shall be limited to our reasonable expenses.

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CORPORATE INFORMATION

CORPORATE HEADQUARTERS

4551 West 107th Street
Overland Park, Kansas 66207
(913) 967-4000
Fax: (913) 341-1694

INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP
1010 Grand Avenue, Suite 400
Kansas City, Missouri 64106

OUTSIDE COUNSEL

Blackwell Sanders Peper Martin LLP
2300 Main Street, Suite 1000
Kansas City, Missouri 64108

FINANCIAL COMMUNITY INFORMATION

Inquiries from institutional investors, financial analysts, registered representatives, portfolio managers and individual shareholders should be directed to: Investor Relations Department at Applebee's corporate headquarters, as listed above, (913) 967-4109, Fax: (913) 341-4970. Information may also be obtained by visiting our website at www.applebees.com.

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10007
(800) 937-5449

ANNUAL MEETING

Shareholders are cordially invited to attend the 2003 Annual Meeting of Stockholders which will be held at 10:00 a.m., CDT, on May 8, 2003 at the Sheraton Overland Park Hotel, 6100 College Boulevard, Overland Park, Kansas 66211.

Management urges all shareholders to vote their proxies and thus participate in the decisions that will be made at this meeting.

DIVIDENDS

The 2002 annual dividend was 6 cents per share, paid in January 2003.

SHAREHOLDERS

There were approximately 22,600 beneficial shareholders including 1,203 shareholders of record as of December 29, 2002.

STOCK LISTING

Our common stock trades on the The Nasdaq Stock Market® under the symbol APPB.

TRADEMARKS

The following are registered trademarks of Applebee's International, Inc.: Applebee's Neighborhood Grill & Bar,® Applebee's Neighborhood Grill & Bar and Design,® Applebee's and Design,® T.J. Applebee's Rx for Edibles and Elixirs,® America's Favorite Neighbor,® As American As Applebee's,® Eatin' Good in the Neighborhood,® It's Got to Be Applebee's.™

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report are forward looking and based on current expectations. There are several risks and uncertainties that could cause actual results to differ materially from those described, including but not limited to the ability of the company and its franchisees to open and operate additional restaurants profitably, the continued growth of its franchisees and its ability to attract and retain qualified franchisees, the impact of intense competition in the casual dining segment of the restaurant industry and its ability to control restaurant operating costs which are impacted by market changes, minimum wage and other employment laws, food costs and inflation. For additional discussion of the principal factors that could cause actual results to be materially different, the reader is referred to the company's current report on Form 8-K filed with the Securities and Exchange Commission on February 12, 2003. The company disclaims any obligation to update these forward-looking statements.

CORPORATE PROFILE

Applebee's International, Inc., headquartered in Overland Park, Kansas, develops, franchises and operates casual dining restaurants in 49 states and eight international countries under the Applebee's Neighborhood Grill & Bar® brand.

Each Applebee's Neighborhood Grill & Bar is designed as an attractive, friendly, neighborhood establishment featuring moderately priced, high-quality food and beverage items, table service and a comfortable atmosphere that appeals to all ages.

Applebee's Neighborhood Grill & Bar is the largest casual dining concept in America, both in terms of number of restaurants and market share. At December 29, 2002, there were 1,496 Applebee's Neighborhood Grill & Bar restaurants, of which 1,139 were operated by franchisees and 357 were operated by the company.

Total system sales for the Applebee's concept reached $3.24 billion in 2002, an increase of 11 percent from total system sales of $2.93 billion in 2001.

COMMON STOCK INFORMATION

Our common stock trades on The Nasdaq Stock Market® under the symbol APPB. The table below sets forth for the fiscal quarters indicated the reported high and low sale prices of our common stock, as reported on The Nasdaq Stock Market.

	2002		2001	
	High	Low	High	Low
First Quarter	$25.41	$21.20	$16.19	$12.44
Second Quarter	$27.67	$22.26	$21.33	$15.88
Third Quarter	$23.50	$19.13	$22.05	$17.32
Fourth Quarter	$26.35	$19.03	$24.59	$17.60

At December 29, 2002 there were 1,203 stockholders of record.

We declared an annual dividend of $0.06 per common share on December 12, 2002 for stockholders of record on December 27, 2002, and the dividend was paid on January 30, 2003. We declared an annual dividend of $0.05 per common share on December 13, 2001 for stockholders of record on December 26, 2001, and the dividend was paid on January 29, 2002.

Design: Falk Harrison Creative, St. Louis www.falkharrison.com

Whether your destination is around the corner or around the world, you're always welcome at

Applebee's.

www.applebees.com